

MSOR

POSITIONED FOR PROFITABLE GROWTH

ANNUAL REPORT 2002

YEAR ENDED DECEMBER 31, 2002







Table of Contents



Corporate Profile

Cambior Inc. is an international gold producer with operations, development projects and exploration activities in the Americas. For 2002, Cambior produced 568,800 ounces of gold at a mine operating cost of $223 per ounce. For 2003, Cambior expects to produce 522,000 ounces of gold, increasing to over 700,000 ounces in 2004 with the impact of the Rosebel gold project. In addition to focusing on the construction and development of Rosebel in 2003, the Company will also concentrate on the development of its asset base and pursue the reduction of its hedge book to benefit from the improving gold market. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

All financial results are expressed in U.S. dollars and production results are in metric units unless otherwise indicated.

Cambior Inc. carries on business in Canada. Affiliates and associated companies of Cambior Inc. carry on business in the Americas. In this annual report, the terms "Cambior" and "the Company" are used interchangeably and, in each case, denote a reference to one or more of Cambior Inc. and its affiliates and associated companies.

Caution Concerning Forward-Looking Statements

This report contains "forward-looking statements", including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, the use of hedging and non-hedge derivative instruments, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve estimates. Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing, risks related to hedging strategies and non-hedge derivative instruments, risks of delays in construction and other risks more fully described in Cambior's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

Highlights

	2002	2001
RESULTS (in millions of $)		
Revenues	**204.2**	198.2
Adjusted cash flow from operating activities	**43.0**	32.4
Earnings (Loss) before unusual items	**9.2**	(1.2)
Net loss	**(8.1)**	(8.2)
PER SHARE ($)		
Adjusted cash flow from operating activities	**0.31**	0.35
Earnings (Loss) before unusual items	**0.07**	(0.01)
Net loss	**(0.06)**	(0.09)
Weighted average number of common shares outstanding (in millions)	**140.1**	92.8
GOLD PRODUCTION		
Number of ounces produced (000)	**569**	615
Mine operating costs ($ per ounce)	**223**	212
FINANCIAL POSITION (in millions of $)	**Dec. 31, 2002**	Dec. 31, 2001
Cash and short-term investments	**43**	15
Total assets	**279**	252
Shareholders' equity	**163**	112
Total number of shares outstanding (in millions)	**160.2**	104.9

Cambior vs S&P/TSX Canadian Gold Index



Variation (%)
300%
250%
200%
150%
100%
50%
0%
-50%
Cambior
S&P/TSX
Canadian Gold Index
J F M A M J J A S O N D J F
2002
2003

GOLD PRODUCTION (in thousand of ounces)



613
615
569
2000
2001
2002

REVENUES (in millions of $)



211
198
204
2000
2001
2002

ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES (in millions of $)



26
32
43
2000
2001
2002

CAPITAL EXPENDITURES (in millions of $)



13
20
30
2000
2001
2002

TOTAL ASSETS (in millions of $)



283
252
279
2000
2001
2002

Message to Shareholders

During 2002, significant achievements were realized at Cambior, positioning the Company for future growth and profitability. Our major highlights included:



Louis P. Gignac (left), President and Chief Executive Officer and Guy G. Dufresne, Chairman of the Board.

- Gold production exceeding our 2002 target by over 22,000 ounces and at slightly lower operating costs;
- Strengthening of the balance sheet through the addition of $58 million in equity while reducing total financial obligations to $65 million from $100 million and increasing cash and short-term investments to $43 million;
- Moving the Rosebel gold project in Suriname from the pre-feasibility phase to the construction phase, allowing for a scheduled commencement of operations in the first quarter of 2004;
- Increasing mineral reserves by 409,000 ounces of gold to 4.2 million ounces with 50% of the reserves from the Rosebel deposits;
- Reducing gold hedging commitments by 32% or 600,000 ounces; and
- Initiating grassroots exploration programs to complement our onsite mine exploration programs.

Our efforts, along with improved market conditions for the gold equity sector, translated into a 216% increase in the Company's share price during 2002. Cambior was one of the best performing investments of the year, greatly exceeding the 43% increase of the S&P/TSX Canadian Gold Index and the negative return of the overall TSX and S&P.

We expanded our innovation and continuous improvement management philosophy by implementing the Kaizen system within our operations during 2002. By the end of the year, more than 1,200 employees had participated in two-day seminars providing insight into our objectives and our management philosophy. During the training program, Cambior's objective of increasing shareholder value through growth in our Net Asset Value (NAV) is explained to each participant, as is the strategy to achieve this objective. We have already benefited from this positive communication with our workforce, as is evidenced by the long-term labour agreements recently signed with the employees of the Doyon and Sleeping Giant operations. Furthermore, approximately 250 employees are also shareholders of the Company through their voluntary participation in our employee share purchase plan.

During 2002, our earnings before unusual items amounted to $9.2 million compared to a loss of $1.2 million in 2001. The negative non-hedge non-cash derivative adjustment of $17.3 million resulted in a loss of $8.1 million in 2002, similar to 2001. This special adjustment will not affect earnings as significantly in 2003 as the non-hedge derivative instruments diminish and expire by the end of 2004.

Cash flow from operating activities amounted to $30.8 million. If we value the 51,919 ounces of gold delivered against the prepaid gold forward sales agreement at its book value of $235 per ounce, we obtain an adjusted cash flow from operating activities of $43.0 million compared to $32.4 million in 2001 on a similar basis. Our cash and short-term investment balance stood at $42.8 million at December 31, 2002, almost three times that of a year earlier.

Since the second quarter of 2001, the gold market has been on an upward trend. During 2002, the gold price increased by 24%, and continues to perform well early in 2003. Although there is a premium on the gold price related to the current crisis with Iraq, we believe that the fundamentals for a sustained increase in the gold price will prevail. These fundamentals include:

- Weakening US currency due to combined commercial, current account and fiscal deficits and a slowed economy;
- Significant reductions in hedging activities by gold producers due to low contangos and an upward trend in the gold price; and
- Decreasing mine production due to depletion of reserves at currently operating mines and the shortage of gold mine projects caused by the curtailment of gold exploration during the six-year bear period for the gold market.

We expect that the gold price will maintain its upward trend. As a result, we are pursuing short-term and medium-term strategies to provide our shareholders with more exposure to improving gold prices. These strategies include:

- The development of the Rosebel project, which will increase our gold production to in excess of 700,000 ounces in 2004 and allow us to maintain an annual production rate above 500,000 ounces upon the depletion of the Omai mine. Rosebel also opens up a new mining district that has the potential for additions to reserves;
- Reduction of the hedge book to 800,000 ounces of gold by the end of 2003, and further reduction once Rosebel is in commercial production and debt is reduced; and
- Increased exploration and business development funding to identify additional reserves at our mine sites or on offsite targets. We enjoyed success in 2002 with the discovery of new high-grade lenses at the Doyon mine, the identification of additional resources at lower levels at the Doyon, Mouska and Sleeping Giant mines, and positive results on grassroots projects. Cambior holds significant land positions in key areas that could result in significant discoveries in the future.

Mineral reserves increased by 11% or 409,000 ounces in 2002 to total 4.2 million ounces of gold contained after subtracting the 2002 production. A large portion of this increase is attributable to the increase in the gold price used for calculating the mineral reserves of the Rosebel project and the inclusion of transition and hard rock ore in Rosebel's 2002 Feasibility Study. Our primary objective in 2003 will be to add to our mineral reserves and resources, which reflect our capacity to maintain and increase gold production over the long term.

Because of our reduced hedge commitments and increase in reserves, we have increased our exposure to the price of gold by one million ounces of gold reserves during 2002.

Rosebel

The development of the Rosebel project is the current cornerstone of our strategy to enhance shareholder value. Rosebel will add 269,000 ounces of gold production in 2004 and is scheduled to average 220,000 ounces of gold over the next nine years at an average direct mining cost of $187 per ounce. The construction of the project, which officially began with a Groundbreaking Ceremony in January 2003, will also allow the Company to build on its reserves as the area provides significant potential to expand the known deposits and identify new deposits. The project will benefit from the more than 10 years of operating experience we gained at the Omai mine, which has similar social, environmental and geological conditions. When production at the Omai mine began, mineral reserves for the mine stood at 2.1 million ounces; now cumulative production and current reserves total approximately 3.9 million ounces. The reserves at Rosebel could experience similar growth. In addition to our cash reserves of $43 million and net cash flow in 2003, we have secured an increased loan facility to fund the $95 million capital investment in the Rosebel project.

Safety and Sustainability

Our environmental performance during 2002 was excellent; all of our effluents were compliant with regulations. The environmental management system of the Niobec mine achieved ISO 14001 environmental certification in 2002, thereby bringing all of Cambior's operations under this highly regarded international standard.

At the Rosebel project, we prepared and widely distributed the Environmental Impact Assessment, which was subsequently approved by the Government of Suriname. As part of the work completed for the study, we met with the communities surrounding the project and have established a stakeholders' committee to ensure that they benefit fully from the project.

Safety performance at the operating mines in 2002 was similar to 2001 but regretfully included one fatality at Omai where the safety record has been outstanding for many years. We have reiterated our efforts and our commitment to work with our employees to decrease the frequency and severity of work-related injuries.

Outlook 2003

During 2003, we expect to produce 522,000 ounces of gold at a mine operating cost of $227 per ounce and to maintain similar ferroniobium sales from the Niobec mine as in 2002. A significant portion of the Company's future is based on the Rosebel gold project and thus our attention will focus on bringing this project into commercial production in the first quarter of 2004, on time and within budget.

We also are continuing to search for deposits on our properties or through acquisitions to generate growth in our production profile beyond 2004.

Appreciation

The year 2002 was a great one for Cambior and we extend our appreciation to our employees, business and financial partners and other stakeholders for their contribution to our achievements. We look forward to their continued support in delivering superior returns to you, our shareholders, on your investment in the Company.

Respectfully submitted,





Guy G. Dufresne
Chairman of the Board

Louis P. Gignac
President and Chief Executive Officer

February 11, 2003

Mineral Reserves and Resources[1]

(Cambior's share)	December 31, 2002 @ $325/oz			December 31, 2001 @ $300/oz		
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces contained	Tonnes (000)	Grade (g Au/t)	Ounces contained
Omai (100%)						
Proven reserves	**14,730**	**1.3**	**626,300**	22,644	1.3	944,000
Probable reserves	**69**	**1.4**	**3,000**	69	1.4	3,000
Doyon Division (100%) [2]						
Proven reserves	**3,774**	**5.2**	**629,500**	3,864	5.2	644,400
Probable reserves	**4,264**	**5.4**	**736,800**	4,331	5.6	786,500
Measured resources	**228**	**3.1**	**23,000**	170	3.6	19,900
Indicated resources	**1,669**	**3.6**	**195,300**	760	4.4	107,400
Inferred resources	**6,316**	**5.2**	**1,053,000**	5,244	5.6	946,600
Sleeping Giant (50%)						
Proven reserves	**89**	**12.6**	**35,900**	63	10.7	21,500
Probable reserves	**100**	**12.9**	**41,500**	145	12.3	57,600
Inferred resources	**159**	**10.7**	**54,600**	112	10.8	38,700
GOLD PROJECTS						
Rosebel (100%)						
Probable reserves	**42,897**	**1.6**	**2,143,000**	25,166	1.7	1,350,000
Indicated resources	**30,871**	**1.2**	**1,210,000**	—	—	—
Inferred resources	**21,296**	**1.3**	**911,000**	—	—	—
La Arena (100%)						
Indicated resources	**13,400**	**1.0**	**414,000**	13,400	1.0	414,000
TOTAL GOLD						
Proven and probable reserves			**4,216,000**			3,807,000
Measured and indicated resources			**1,842,300**			541,300
Inferred resources			**2,018,600**			985,300

NIOBIUM OPERATION	Tonnes (000)	Grade Nb_2O_5 (%)	Contained tonnes Nb_2O_5 (000)	Tonnes (000)	Grade Nb_2O_5 (%)	Contained tonnes Nb_2O_5 (000)
Niobec (50%)						
Proven reserves	**8,910**	**0.63**	**56**	5,833	0.65	38
Probable reserves	**3,008**	**0.70**	**21**	3,245	0.72	23

COPPER PROJECT	Tonnes (000)	Grade Cu (%)	Contained tonnes Cu (000)	Tonnes (000)	Grade Cu (%)	Contained tonnes Cu (000)
Carlota (100%) [3]						
Probable reserves	**78,830**	**0.47**	**371**	78,830	0.47	371

Key assumptions for mineral reserve and resource estimates can be found on page 66 of this report.

[1] Reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000. Mineral reserves and resources were estimated using a long-term gold price assumption of $325/oz in 2002 and $300/oz in 2001. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

[2] Includes mineral reserves and resources from the Doyon and Mouska mines.

[3] The 2002 and 2001 probable reserves for the Carlota project were calculated at $0.90/lb of copper and include only the Carlota-Cactus pit.

ROSEBEL PROJECT

MOVING TO FULL CONSTRUCTION

The Rosebel open-pit gold project is located in Suriname, South America, some 80 kilometers south of the capital city of Paramaribo. Construction of the project is expected to last 14 months and cost an estimated $95 million. The project should generate average annual gold production of 220,000 ounces at an average direct mining cost of $187 per ounce over a period of nine years based on current mineral reserves.



Satellite image of Suriname, South America, with the Rosebel project highlighted. Detailed engineering for the project is advancing on schedule.

In May 2002, Cambior completed the acquisition of Golden Star Resources Ltd.'s 50% interest in the Rosebel project for a cash purchase price of $8 million to own a 100% interest. In August 2002, Cambior completed the Feasibility Study for the Rosebel project using experience garnered from more than 10 years of operations at the Omai mine in Guyana and the expertise of several independent, internationally renowned engineering firms. The Feasibility Study and the Environmental Impact Assessment were tabled with the Government of Suriname shortly thereafter, and in December, the Company's subsidiary, Rosebel Gold Mines N.V., received the Government's approval of these studies and a 25-year renewable Right of Exploitation for the project, including the permits required for the construction and development of the project.

HIGHLIGHTS

- Probable mineral reserves:
  42.9 million tonnes at 1.6 g Au/t; 2.1 million ounces of gold
- Average annual gold production: 220,000 ounces at $187 per ounce
- Current projected mine life: 9 years
- Initial capital costs: $95 million
- Construction period: 14 months
- Projected workforce: 600 people during production
- Internal rate of return: 18% using a long-term gold price of $325 per ounce
- Expected commercial production: First Quarter 2004

EXCELLENT POTENTIAL TO INCREASE RESERVES/RESOURCES OVER TIME

The Rosebel project opens up a new operating base for Cambior with potential to add to the current reserve base on the Rosebel property. Cambior plans to initiate an intensive drilling program for 2003 and 2004 to increase mineral reserves and resources laterally and at depth in the known deposits. It is currently estimated that for each $25 per ounce increase in the gold price, mineral reserves increase by approximately 200,000 ounces. As part of the Rosebel purchase transaction, the Company also acquired the surrounding exploration properties, Headley's Reef and Thunder Mountain.

Detailed engineering and the preparation of infrastructure and temporary construction facilities were initiated during the fourth quarter of 2002 and official construction release was announced on January 25, 2003.

OUTLOOK

ROSEBEL COMMERCIAL PRODUCTION SCHEDULED TO BEGIN IN FIRST QUARTER 2004

In 2003, Cambior will concentrate its efforts on the construction and development of the Rosebel gold project, which should allow the Company to *maintain a significant level of production in the Guiana Shield for years to* come. The Company is looking forward to bringing the Rosebel Project into commercial production during the first quarter of 2004. Cambior anticipates that Rosebel will produce 269,000 ounces of gold in its first year of operation at a direct mining cost of $157 per ounce, boosting the Company's gold production to over 700,000 ounces of gold in 2004, and reducing its average production cost to approximately $200 per ounce.

PRODUCTION SCHEDULE

	Tonnage milled (000 tonnes)	Head grade (g Au/t)	Ounces
2004	5,110	1.8	268,900
2005	4,746	1.8	252,900
2006	4,380	1.7	222,800
2007	4,380	1.7	221,300
2008	4,380	1.8	227,600
2009	4,380	1.4	183,700
2010	4,380	1.4	183,700
2011	4,380	1.5	190,200
2012	4,380	1.5	195,600
2013	2,384	0.7	40,300
	42,900	**1.6**	**1,987,000**

Exploration and Business Development

DISCOVERY OF NEW MINERALIZED GOLD LENSES

For the second consecutive year, Cambior concentrated its exploration efforts around its operating sites. Exploration expenditures amounted to $9.2 million, including $4.2 million for offsite exploration. The results of the Company's 2002 on-site drilling campaign allowed the discovery at Doyon of the high grade "J" Zone (23.2 g Au/t over 4.5 meters and 20.5 g Au/t over 4.6 meters) east of the shaft on level 14, and the identification of extensions of mineralized lenses at the Doyon, Mouska and Sleeping Giant mines.



Exploration efforts are concentrated around the Company's operations.

Mine site exploration and development drilling at the Canadian operations added important mineral reserves and resources. These efforts were part of a five-year, $20 million exploration program on the Company's mine sites in the Abitibi region of Québec that began in 2000. In addition, for some of the exploration work in Québec, Cambior received financial assistance from the Québec government totaling $1.1 million in 2002. The success of the mine site exploration program has allowed the Company to initiate development work at the Doyon mine to ascertain the potential of Zone "J" and the East Sector, and evaluate mine-deepening programs at the Sleeping Giant and Mouska mines.

As part of the surface exploration program, Cambior and Virginia Gold Mines Ltd. discovered a new gold-bearing structure on the La Grande Sud project, located in the James Bay region of Québec, which included intersections of 16.7 g Au/t over 1.5 meters and 12.9 g Au/t over 3.0 meters. Given these encouraging results, Cambior will pursue its exploration efforts with a 2,500-meter drilling program on La Grande Sud in the first half of 2003 in order to evaluate the potential extensions of Zones 30 and 32 and the Pari showing. Cambior is the manager of the exploration program.

The results of a drilling program on the Porcupine property, located north of Rouyn-Noranda, Québec, intersected gold mineralized sections in the East Nemrod area. The mineralization is located in the Porcupine-Destor Fault, well known for the presence of numerous gold mines. The best drilling results included 18.4 g Au/t over 0.9 meter, 5.0 g Au/t over 2 meters, 6.0 g Au/t over 5.3 meters and 8.4 g Au/t over 2.8 meters. Due to these excellent results, Cambior planned a 9,000-meter drilling program that began during the fourth quarter of 2002 and will be completed by the end of the first quarter of 2003.

On the Westwood-Warrenmac area of the Doyon property deep drill holes, varying between 1,200 to 2,000 meters in length, were drilled from surface. Some intersections cut anomalous zones of disseminated pyrite with the presence of sub-economic zinc and gold. A deep surface drill hole of 1,900 meters is currently being drilled to verify the extension of a drill hole completed in 1990 which returned an interval of 5.7 g Au/t over more than 5.5 meters within sericitic schists and 4.1 g Au/t over more than 5 meters on the Westwood horizon.

In Guyana, exploration continued on the Omai River and Quartz Hill properties, adjacent to the Omai mine concession. Stream sediment samples returned excellent results and drilling completed in the fourth quarter of 2002 identified a geological environment showing similarity to the Wenot deposit. A drilling program will test additional gold targets in 2003. In addition, with continuing improvement in the gold price, the Company will re-evaluate the Eagle Mountain property, located approximately 80 kilometers by road from the Omai mine.

Peru has been the focus of recent gold discoveries, such as the Alto Chicama discovery by Barrick Gold Corporation, which has led to a staking rush in the Huamachuco region. In the Huamachuco and La Granja regions, Cambior staked 48 new claims, totaling 41,300 hectares. In the Incahuasi area, two geophysical anomalies were identified on the Casquin and Chontas properties. At Casquin, several new induced polarization (IP) anomalies were defined and confirm the geological model. Over 500 samples (rock, soil and sediment) were taken in the northeast sector. At the Chontas anomaly, 1,050 meters of trenches, 40 kilometers of magnetic surveys and 19 kilometers of IP were completed.

Outlook

For 2003, the exploration focus will remain on or near the Company's mine sites. The 2003 exploration budget is estimated at $10 million of which $5 million will be allocated for mine sites. Approximately 103,000 meters of drilling will be completed on the Company's mine sites and 40,000 meters will be drilled offsite.

Cambior will initiate a 3,000-meter, 12-hole drilling campaign during the first quarter of 2003 on the Casquin and Chontas anomalies, two high-sulphidation epithermal gold targets in northern Peru. Drilling results will be available during the second quarter of the year.

The Company is continuing to evaluate various investment opportunities in the Americas to build on its current operating base.

2003 Exploration
$10 million*


Canada and other
($3 million)
Doyon Division
($3 million)
Peru
($2 million)
Guyana
($1 million)
Sleeping
Giant Division
($1 million)

* includes capitalized expenses

SAFETY AND SUSTAINABILITY

SAFETY

During 2002, Cambior continued its accident prevention efforts, placing particular emphasis on improving training, communication and supervision. Given that more than 70% of accidents are related to physical efforts or abrupt movements causing back pains, the Company concentrated on the orderliness of work places and the use of good working methods. In total, more than 17,000 hours of safety training were conducted.



Award-winning Mine Rescue Team from the Doyon Mine.

Cambior's overall lost-time accident frequency for 2002 was 3.3 per 200,000 hours of work. In comparison, the frequency for the Québec mining sector totaled 3.5 during the same period. The Company suffered one fatal accident at the Omai mine, where the lost-time accident frequency was 0.94 for 2002. At the Canadian operations, the lost-time accident frequency was 6.6 in 2002 compared to 5.5 in 2001; however, for the second consecutive year, there was a major reduction in the severity of the accidents observed. The results at the Canadian operations led the Company to increase measures to reduce the number of accidents, increase training programs and place more emphasis on work safety.

As part of its emergency preparedness program, the Company maintains mine rescue programs at its underground operations. The Company is extremely pleased to report that the team from the Doyon mine won the Provincial Mine Rescue Competition for Québec held in May 2002.

SUSTAINABILITY

COMMUNITY RELATIONS

Cambior recognizes the impact of its operations on the surrounding communities and aims to encourage long-term development of skills and economic improvements in areas where it operates.

The Company works to maintain positive relationships with governments, communities and stakeholders. As part of its initiative, the Company actively participates in industry associations to further develop the mining industry and build skills necessary for successful and responsible mine operations. At Omai, the communities surrounding the mine benefit from the medical facilities at the mine where more than 115,000 people have been treated since the commencement of operations.

In Québec, where Cambior has of more than 1,000 employees, the Company maintained its close cooperation with associations related to the mining industry, universities, ecological groups such as Ducks Unlimited, and charitable and health organizations. Cambior pays particular attention to dialogue with native populations and maintains relationships through native associations. Through financial contributions, Cambior supports various initiatives in Québec, particularly in the area of health. During 2002, Cambior received an award for its contributions to regional development in the Abitibi-Témiscamingue area of Québec.

In Guyana, OMAI Gold Mines Limited provides financial assistance for lecturers in the Faculties of Technology, Geology, and Mine Engineering as well as other engineering departments and contributes to the Endowment Fund at the University of Guyana. The Company also supplies medical equipment and pharmaceuticals to several local organizations. Omai's staff of medics, nurses and other personnel provide services to the communities that had not previously existed. Omai provides primary and emergency health care services, providing the surrounding communities with invaluable support. For the Rosebel project, the Company will maintain a community relations program aimed at maximizing training and employment of people from the surrounding communities, similar to the programs established at Omai.

ENVIRONMENTAL ACTIVITIES

All of Cambior's operating and administrative units maintained their ISO 14001 certification during the 2002 registrar's audit of Cambior's Environmental Management System (EMS). The Niobec mine, which was already ISO 9001 certified, obtained ISO 14001 certification of its EMS during 2002.

External review consultants conducted annual geotechnical audits at Doyon, Sleeping Giant, Niobec and Omai during the year, while environmental performance audits were conducted by external auditors at Mouska and Niobec.

During the year, all Canadian operations became subject to the new Federal Metal Mining Effluent Regulations and the Canadian operations with processing facilities (Doyon, Sleeping Giant and Niobec) became subject to the Québec Industrial Wastes Reduction Program. In 2002, all operating mines were in full compliance with regulated effluent parameters.

Cambior's EMS is a direct application of the Company's environmental policy which targets compliance, pollution prevention, sustainability and continuous improvement. The Company's long-term objectives include the reduction of risks at disposal sites, the reduction of waste production and the reduction of fresh water, energy and wood consumption.



Environmental performance during 2002 was excellent, with all of our effluents were compliant with regulations.

CAMBIOR, PRESENT IN THE AMERICAS

OUR EMPLOYEES MAKE THE DIFFERENCE

WE VALUE THEIR STRONG COMMITMENT TO EVERYTHING WE DO



Mouska



Doyon



Sleeping Giant



Niobec



Rosebel Project



Omai



The Board of Directors would like to acknowledge the achievements of the Company's employees and looks forward to their continued support of the Company's goals.

Cambior is very sensitive to the importance of being a good corporate citizen. It intends to work, within the limits of its resources, at supporting the communities amongst which it operates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

During 2002, Cambior Inc. focused on three main priorities to increase shareholder value: creation of financial capacity while reducing its financial obligations, investment in high return opportunities, and appreciation of Cambior's share price to reflect its net asset value.

The following provides a review of the Company's activities and performance during the past three years and provides an insight into the Company's strategy for the future.

CAMBIOR INC.

Cambior is principally a gold mining company engaged in all facets of the mine life cycle including exploration, development and operation and closure upon depletion. The Company also holds a 50% interest in a niobium mine and from time to time reviews the potential production of other minerals to complement its gold mining operations. The Company also provides mine contracting services on a limited basis to other mining companies.

The Company operates in North and South America, with its main operating bases in Québec, Canada, and the Guiana Shield (Guyana, Suriname).

During 2002, the Company continued to execute a program aimed at rebuilding value for its shareholders which was initiated in 2001 following the completion of its financial restructuring program. This program was necessitated following a liquidity crisis caused by the acceleration of the debt repayment schedule under the 1998 credit facility and the requirement to buy back gold on the open market to meet sales commitments in October 1999. The restructuring resulted in the sale of its base metal mines in Canada and copper projects in South America, as well as other non-strategic assets. The sales proceeds and operating cash flow in 2001 and 2002 were mainly applied to debt reduction. As part of the restructuring, Cambior concluded a $65 million credit facility agreement on January 12, 2001, and negotiated a $55 million prepaid gold forward sales agreement.

The creation of shareholder value in the mining industry is dependent on the acquisition or discovery of mineral reserves or resources, access to capital to develop these reserves, commodity prices and the successful production of metals and minerals. Mining is subject to several risks which are described further in the section "Risks and Uncertainties".

GOLD AND NIOBIUM MARKETS

The Company's revenues are generated predominantly from the sale of gold with the remaining portion from the sale of ferroniobium, a strengthening additive used in the steel alloy industry.

GOLD MARKET

The gold market is relatively small in comparison to other major commodities, and is influenced by:

1) Demand from the jewelry and industrial sectors;
2) Investment demand;
3) Mine supply and producer hedging and de-hedging transactions;
4) Central Bank sales;
5) Political events; and
6) Stability of financial markets.

The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these gold reserves are Central Banks. Some of the more significant European holders of reserves which had indicated a desire to convert their reserves into cash entered into an agreement ("Washington Agreement") in September 1999 to ensure an orderly disposition. It is anticipated that this agreement will be renewed prior to its expiry in September 2004.

The relatively small size of the gold market can result in significant fluctuations based on major variations in demand and supply. The gold price fluctuations for the past 25 years based on the London Bullion Market Price are presented below:

GOLD PRICE - LONDON PM FIX (US$/oz)


900
800
700
600
500
400
300
200
100
0
Feb. 11, 2003
78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

During 2002 and early 2003, the price of gold rebounded from its low of $256 per ounce in 2001, reaching $380 per ounce in February, 2003. The improved price environment is due to:

1) Increased investment interest;
2) Aggressive reduction in hedging commitments by mine producers;
3) Decline in the U.S. dollar against other currencies;
4) Gold production decline in the medium-term following the reduction in exploration investment in the latter part of the 1990s;
5) Monetary policies favourable to reflation of world economies;
6) Political tensions in the Middle East and in North Korea, and the continued threat of terrorism; and
7) Continued weakness and uncertainties in the financial markets.

As required by the Company's debt covenants, Cambior maintains a revenue protection program to secure minimum cash flow to cover its operating costs and meet its financial obligations. During 2002, as a result of its improved financial condition, the Company was able to reduce the hedging requirement from 70% to 35% of gold production until 2005.

During 2002, the Company reduced its gold hedging commitments by 600,000 ounces, representing 32% of commitments, through:

- Scheduled deliveries and closure of contracts;
- Buy-back of commitments; and
- Restructuring of the variable volume forward sales into fixed forwards thereby eliminating 207,000 ounces of potential sales.

The Company will further reduce its gold hedging commitments to 800,000 ounces by the end of 2003, the minimum level imposed by the banks for granting the new credit facility to fund the development of the Rosebel project. The minimum level of hedges is 30% of Cambior's production until the end of 2007, but may be renegotiated upon reaching certain milestones. No further hedges need to be added to meet this level of hedging under the new credit facility.

NIOBIUM MARKET

Niobium consumption grew moderately despite flat steel production, due to an increase in the amount of niobium used in steel production and special alloys. Cambior and its joint venture partner in the Niobec mine participated in the market expansion and estimate that they have maintained their targeted 15% share of the worldwide supply. The niobium market includes a dominant producer located in Brazil who has maintained a market share of approximately 70%.

CONSOLIDATED OPERATIONS

During 2002, the Company incurred a net loss of $8.1 million ($0.06/share), compared to losses of $8.2 million ($0.09/share) and $81.6 million ($1.12/share) in 2001 and 2000, respectively.

THE TABLE BELOW SUMMARIZES THE OPERATING PROFIT FROM MINING OPERATIONS:

(in millions of $)	2002	2001	2000
Revenues	**204.2**	198.2	210.6
Operating costs	**146.6**	144.7	145.5
Refining and transportation	**2.3**	2.1	2.0
Royalties	**5.4**	4.6	4.9
Mining operations	**154.3**	151.4	152.4
Depreciation, depletion and amortization	**28.8**	34.9	54.0
Total mine expenses	**183.1**	186.3	206.4
Operating profit	**21.1**	11.9	4.2

The improved operating margin in 2002 is mainly attributable to an increase in revenues from a higher realized gold price and increased niobium sales, and a decrease in depreciation charges resulting from lower gold production and increasing reserves.

REVENUES

REVENUES FROM CONTINUING OPERATIONS DURING THE PAST THREE YEARS ARE AS FOLLOWS:

	2002	2001	2000
Revenues (in millions of $)			
Gold	**178.6**	178.8	193.8
Niobium and others	**25.6**	19.4	16.8
Total	**204.2**	198.2	210.6

The increase in revenues in 2002 was due to a higher price realized on gold sales offsetting the decline in quantity sold due to lower output from the Omai mine, and higher niobium sales following the successful commissioning of the plant expansion in 2001. The decline in revenues in 2001 from the previous year corresponded to a decline in the realized gold price. The realized gold price per ounce over the past three years was $308 in 2002, $289 in 2001 and $321 in 2000.

CONSOLIDATED GOLD PRODUCTION AND MINE OPERATING COSTS WERE:

	2002		2001		2000	
	Ounces	**$/oz**	Ounces	$/oz	Ounces	$/oz
Omai mine	**319,600**	**221**	354,300	214	330,000	227
Doyon Division	**216,200**	**228**	228,700	209	231,700	214
Sleeping Giant mine (50%)	**33,000**	**220**	31,900	217	39,000	175
Other mines [1]	—	—	—	—	12,200	161
Total	**568,800**	**223**	614,900	212	612,900	217

[1] The Bouchard-Hébert and Langlois mines were sold on May 1, 2000.

THE SUMMARY ANALYSIS AND OUTLOOK FOR CAMBIOR'S OPERATING UNITS ARE AS FOLLOWS:

OMAI MINE

Located in Guyana, South America, the Omai mine is Cambior's largest gold mine, representing 56% of the Company's consolidated gold production in 2002. The Omai mine is an open-pit operation with a 21,000-tonne-per-day cyanidation and carbon-in-pulp (CIP) mill. In 2002, mining of the Wenot pit was completed; only the Fennell pit remains in production.

In 2002, gold production at the Omai mine was 319,600 ounces, surpassing the original 2002 mine plan by 12%. This excellent performance was mainly due to a higher grade milled, resulting from additional high-grade ore from the Wenot pit and higher hard rock throughout and lesser low-grade stockpile mill feed. The mill processed 7.7 million tonnes of ore (21,200 tonnes per day) at an average grade of 1.41 g Au/t, with the Fennell pit providing over 66% of the mill feed. To date, the Omai mine has produced a total of 2.9 million ounces of gold.

OMAI OPERATING AND FINANCIAL STATISTICS

	2000	2001	2002	Target 2003
Tonnage mined (000 t)	24,800	21,815	**17,811**	8,344
Tonnage milled (000 t)	7,875	7,903	**7,727**	5,907
Grade milled (g Au/t)	1.40	1.50	**1.41**	1.56
Gold recovery (%)	93	93	**92**	93
Production (oz Au)	330,000	354,300	**319,600**	272,800
Direct mining cost ($/oz)	252	231	**224**	197
Deferred stripping ($/oz)	(26)	(17)	**(5)**	17
Refining and transportation ($/oz)	2	2	**3**	2
By-product credits ($/oz)	(1)	(2)	**(1)**	—
Mine operating cost ($/oz)	227	214	**221**	216
Royalties ($/oz)	14	12	**15**	16
Total cash costs ($/oz)	241	226	**236**	232
Depreciation ($/oz)	83	46	**39**	33
Reclamation ($/oz)	2	2	**2**	2
Total production costs ($/oz)	326	274	**277**	267
Mineral reserves (oz)	1,278,000	947,000	**629,300**	

The operating cost per tonne milled was $9.13 for 2002. Due to the lower head grade, the mine operating cost increased to $221 per ounce. Increased unit costs are also due to the impact of deferred stripping and higher fuel costs attributable to geo-political events in Iraq and Venezuela. Capital expenditures for 2002 totaled $4.5 million, mainly for deferred stripping.

The mine operations are subject to a 5% royalty on gold production, payable in-kind to the Government of Guyana. In connection with the Rosebel transaction, Cambior increased its ownership in OMAI Gold Mines Limited by acquiring Golden Star Resources Ltd. shareholdings. The effect of this transaction is limited, however, as Cambior has always received 100% of cash flow for funding the development of the mine.

Mineral reserves at Omai declined over the year, as the mine was able to replace only 9% of the gold produced in 2002. Calculated at $325 per ounce, the mineral reserves stand at 629,300 ounces of gold contained at year-end 2002, mostly located in the Fennell pit. Unless a new ore body is identified through the ongoing exploration program, the mine will complete its activities in 2005. Closure costs are estimated at $4.5 million.

Exploration work continued on the Omai River and Quartz Hill properties, adjacent to the Omai mine concession. Stream sediment samples returned excellent results and drilling completed in the fourth quarter of 2002 identified a geological environment showing similarity to the Wenot deposit. A drilling program will test additional gold targets in 2003. In addition, with continuing improvement in the gold price, the Company will re-evaluate the Eagle Mountain property, located approximately 80 kilometers by road from the Omai mine. Work on this project stopped in 1997 following the collapse in the price of gold. Additional drilling is required to expand and upgrade the resources. A development scenario can now be considered which takes into account the current price environment as well as the availability of the Omai plant and processing facilities in late 2005.

Outlook

For the next three years, the Omai mine will be a significant generator of free cash flow. In 2003, the Omai mill is scheduled to process 5.9 million tonnes of ore grading 1.6 g Au/t at a recovery rate of 93%. The production target for 2003 is 272,800 ounces of gold at an estimated mine operating cost of $216 per ounce, including a non-cash charge of $17 per ounce for deferred stripping capitalized in previous years. The lower gold production for 2003 is due to a lower tonnage milled due to depletion of all sources of saprolite and alluvial (soft rock) in the second quarter. Since the low-grade soft rock stockpile will supply only 3% of the mill feed, the mill grade will improve, reflecting the direct feed grade from the Fennell pit. In 2003, a portion of the mill will be dismantled and transferred to the Rosebel project. Installation of additional secondary crushing equipment will maintain hard rock throughput at Omai.

Capital expenditures for the remainder of the mine life are expected to be minimal.

DOYON DIVISION

The Doyon Division is comprised of two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometers east of Rouyn-Noranda, in the Province of Québec, Canada. Wholly-owned by Cambior, the Doyon property covers an area of approximately 2,870 hectares.

For 2002, the Doyon Division produced 216,200 ounces of gold at a mine operating cost of $228 per ounce. The decrease in production is due to a 10% lower mill throughput in the last quarter of the year due to a relatively harder mix of ore; also, the grade from the underground mines was slightly lower. The mill processed 1,287,000 tonnes of ore (3,500 tonnes per day) at an average grade of 5.5 g Au/t.



The Omai mine is Cambior's largest gold mine.



The Doyon mine has produced over 4.5 million ounces of gold since 1980.

Doyon Division Operating and Financial Statistics

	2000	2001	2002	Target 2003
Tonnage milled (000 t)				
Underground mines	1,250	1,178	**1,248**	1,229
Low grade stockpile	87	161	**39**	84
Total	1,337	1,339	**1,287**	1,313
Grade milled (g Au/t)				
Underground mines	5.9	6.2	**5.6**	5.7
Low grade stockpile	1.6	1.0	**1.0**	1.0
Average	5.6	5.6	**5.5**	5.4
Gold recovery (%)	96	96	**96**	96
Production (oz Au)	231,700	228,700	**216,200**	217,900
Direct mining cost ($/oz)	214	209	**228**	242
Refining and transportation ($/oz)	1	1	**1**	1
By-product credits ($/oz)	(1)	(1)	**(1)**	(2)
Mine operating cost ($/oz)	214	209	**228**	241
Royalties ($/oz)	1	1	**2**	2
Total cash costs ($/oz)	215	210	**230**	243
Depreciation ($/oz)	98	67	**63**	69
Reclamation ($/oz)	5	6	**5**	5
Total production costs ($/oz)	318	283	**298**	317
Mineral reserves (oz)	1,459,900	1,430,900	**1,366,300**	

Capital expenditures for the Doyon Division totaled $8.1 million in 2002, slightly higher than in 2001, due to an increase in exploration and development drilling, and the purchase of mine equipment.

Current proven and probable mineral reserves at the Doyon Division stand at 8.0 million tonnes at a grade of 5.3 g Au/t, representing 1.4 million ounces contained. As a result of the increased deep drilling program in 2002, measured and indicated mineral resources increased to 1.9 million tonnes at a grade of 3.6 g Au/t and inferred mineral resources amounted to nearly 6.3 million tonnes at a grade of 5.2 g Au/t.



The Mouska mine, located adjacent to the Doyon mine, is a rich mine with potential at depth.

Outlook

The 2003 production target for the Doyon Division will be maintained at 218,000 ounces of gold at an estimated mine operating cost of $241 per ounce. The higher operating costs are related to additional development for stope preparation. The mill is expected to process 1.3 million tonnes at a grade of 5.4 g Au/t. The total tonnage milled should include 1.2 million tonnes grading 5.7 g Au/t from the underground mines and 84,000 tonnes grading 1.0 g Au/t from the low grade surface stockpile.

Capital expenditures for 2003 are estimated at $8.9 million, mainly for underground exploration and the development of the mineral reserves in the extensions of the mineralized zones of the Doyon and Mouska mines, as well as for the raising of the dikes at the Doyon tailings pond. The 2003 exploration program (surface and underground) and mineral reserve development program will include more than 75,000 meters of diamond drilling. The drilling program will focus on the extensions of known lenses at depth and to the north, and the newly discovered higher-grade mineralized zones between levels 12 and 14 in the eastern part of the mine. These new mineralized zones were discovered during the 2002 drilling program and included intersections of 23.2 g Au/t over 4.5 meters and 20.5 g Au/t over 4.6 meters. Following further delineation of the zones, the Company intends, if warranted, to aggressively pursue development plans to gain access to this ore which will have a favourable impact on gold production as the grade exceeds current average reserve grade. At the Mouska Mine, a deep drilling program, initiated in 2002, will be continued with the objective of identifying the necessary reserves to justify a mine-deepening program.

SLEEPING GIANT DIVISION

The Sleeping Giant mine in northwestern Québec in Canada is a high-grade, vein-type underground gold mine managed by Cambior under a joint venture with Aurizon Mines Ltd. (50%).



The Sleeping Giant mine is a high-grade, vein-type underground mine.

For 2002, Cambior's share of production from the Sleeping Giant mine totalled 33,000 ounces of gold at a mine operating cost of $220 per ounce. Increased production was due to a higher grade from Zone 8.

Sleeping Giant Operating and Financial Statistics

50%	2000	2001	2002	Target 2003
Tonnage milled (000 t)	111	107	**101**	81
Grade milled (g Au/t)	11.1	9.6	**10.5**	12.1
Gold recovery (%)	98	97	**97**	97
Production (oz Au)	39,000	31,900	**33,000**	31,000
Direct mining cost ($/oz)	179	221	**225**	235
Refining and transportation ($/oz)	1	1	**2**	1
By-product credits ($/oz)	(5)	(5)	**(7)**	(6)
Mine operating cost ($/oz)	175	217	**220**	230
Royalties ($/oz)	—	—	**—**	—
Total cash costs ($/oz)	175	217	**220**	230
Depreciation ($/oz)	54	44	**46**	53
Reclamation ($/oz)	1	1	**1**	6
Total production cost ($/oz)	230	262	**267**	289
Mineral reserves (oz)	60,400	79,100	**77,400**	

During the year, Cambior's share of capital expenditures totaled $1.8 million, principally related to the purchase of mine equipment and deferred development.

Cambior's share of the mineral reserves stands at 189,000 tonnes at 12.7 g Au/t, representing 77,400 ounces of gold contained. The 2002 exploration program confirmed the extension of Zone 8 over more than 150 meters towards the south and the presence of the vein at depth.

Outlook

Cambior's share of the targeted production for 2003 is 31,000 ounces of gold at an estimated mine operating cost of $230 per ounce. Despite a higher head grade, unit costs are slightly higher than last year due to a lower mill throughput.

A 56,200-metre exploration and drilling program is scheduled in 2003 on the extensions of the mineralized zones at depth and in other high potential sectors of the mine in order to extend mineral reserves and resources. A shaft-deepening program to access mineral resources at depth is currently being evaluated and it is expected that a feasibility study will be completed during the first quarter of 2003. Cambior's share of capital expenditures for 2003, excluding the mine-deepening program, is estimated at $2 million.

NIOBEC DIVISION

The Niobec mine in northeastern Québec in Canada is jointly owned by the mine operator Mazarin Inc. (50%) and Cambior (50%), which *is responsible for the worldwide marketing of the ferroniobium.* Niobec is the only producer of niobium in North America and is the third-largest producer in the world. Niobec produces a pyrochlore concentrate that is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. Ferroniobium is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance. The milling capacity of the Niobec mine is 3,400 tonnes per day.

In 2002, the Niobec Division maintained a strong performance *with total sales reaching $23.5 million compared to $18.7 million in 2001.* Divisional earnings amounted to $7.9 million in 2002, compared to $5.8 million in 2001.

During the year, Cambior's share of capital expenditures totaled $1.2 million, mainly for underground mobile equipment and deferred development.

Mineral reserves at the Niobec mine increased by 26% during 2002. Cambior's share of proven and probable mineral reserves currently total *11.9 million tonnes at an average grade of 0.65% Nb_2O_5, compared to* 9.1 million tonnes at an average grade of 0.68% Nb_2O_5 at year-end 2001. More than 90% of the overall mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, reducing the development expenditures required for their extraction. Since it began operating over 26 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. This significant increase in reserves has a positive impact on the mine life, which is at least 18 years at the current mining rate. There is still a high probability of expanding this deposit at depth.







The Niobec mine is the third-largest producer of niobium in the world.

Outlook

It is anticipated that niobium sales and earnings levels attained in 2002 will be maintained in 2003. Cambior's share of capital expenditures is estimated at $1.9 million mainly for underground infrastructure development and the construction of a new tailings pond.

ROSEBEL PROJECT

Cambior had held a 50% interest in the Rosebel project from 1994 until May 16, 2002, when it acquired Golden Star Resources' 50% interest for a consideration of $8 million and a price participation royalty of 10% of the excess gold price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore.

The Rosebel property was optioned in 1992 by Golden Star from a state-owned mining company. The terms and conditions relating to the Rosebel project are governed by a Mineral Agreement and subsequent amendments, which were formally approved by the Suriname National Assembly. The Mineral Agreement is very similar to the one in effect for the Omai mine in Guyana and outlines various business conditions, including:

- The right to export gold;
- The right to hold funds in foreign bank accounts;
- The right to access local currency at market rates;
- The right to import goods, with few exceptions, on a duty-free basis;
- An income tax rate of the lesser of the statutory rate in effect and 45%;
- International dispute resolution mechanisms; and
- A debt-to-equity capital structure of 4:1.

Cambior also obtained the elimination of two options held by a State-owned company for up to a 40% participation in exchange for a 5% carried interest in the share capital of the operating company and redeemable shares for $2 million to be granted to the Government upon commencement of commercial production. The Rosebel operating company's capital structure is similar to that of OMAI Gold Mines Limited in that it requires the reimbursement of all capital invested prior to distribution of dividends to common shareholders.


GOLD MINES

Over 700 people attended the groundbreaking ceremony at the Rosebel project on January 25, 2003.

Following the acceptance of the Feasibility Study and the granting of the 25-year renewable Right of Exploitation by the Government of Suriname for the Rosebel project and the completion of financing and political risk insurance coverage, the Company officially announced the construction release for the project in January 2003.

The development of the Rosebel project is of great significance to the Company as it contains 50% of the Company's current proven and probable mineral reserves and has high potential to further increase mineral reserves.

The Rosebel project's general environment is very similar to that of the Omai mine, thus enabling the Company to draw on its more than 12 years of development and operating experience in the Guiana Shield. The project does have advantages over the Omai mine in easier access via the national highway and the availability of hydro-electrical power. The Company has negotiated a long-term power agreement that is indexed to the price of gold.

The capital cost for the Rosebel project is expected to amount to $95 million over a 14-month construction period. Outlays as of December 31, 2002 amounted to $5.9 million. The project will be financed by bank financing ($43 million), available cash resources and internal cash flow, and by using some equipment from the Omai mine.

The project is expected to commence commercial production in the first quarter of 2004, with an initial gold production rate of 270,000 ounces per year at a direct mining cost of $157 per ounce. The current mining plan calls for the mine to produce an average of 220,000 ounces per year over nine years at a direct mining cost under $200 per ounce.

The Rosebel project is expected to maintain the Company's annual gold production rate above the 500,000-ounce level and reduce the overall average production cost.

OTHER EXPENSES

Exploration and Business Development

With its improved financial condition and in accordance with its strategy, the Company has increased its investment in grassroots exploration and in business development. The expenditures are focused on gold in Québec, Guyana and Peru. In Peru, the Company is joint-venturing some of its properties to increase the level of work. The Company has also increased its land position in the Huamachuco area, which has been very active since the Alto Chicama discovery by Barrick Gold Corporation. The discovery is in the area of the La Arena Project, which is owned entirely by Cambior and where indicated resources of more than 400,000 ounces contained have been identified to date.

The geographic breakdown of the exploration and business development costs is as follows:

(in millions of $)	2002	2001	2000
Canada	**1.3**	0.7	0.5
Guyana	**0.5**	0.8	0.1
Peru	**1.8**	0.7	0.7
Suriname	**—**	0.4	0.3
Others	**0.6**	0.8	0.8
Total	**4.2**	3.4	2.4

The Company finances exploration expenditures from internal cash resources, the issuance of flow-through shares for Canadian exploration which transfers the tax deduction to the owner of the shares, and through government incentives.

GENERAL AND ADMINISTRATIVE

General and administrative costs amounted to $4.9 million in 2002, compared to $3.9 million in 2001 and $4.6 million in 2000. The increase in costs in 2002 is attributable to higher capital tax charges, additional costs related to the investor relations program, and costs related to the continuous improvement program. As part of its restructuring program in 2000, the Company implemented measures to reduce administrative costs such as the relocation of the Executive Offices from Montreal to Longueuil. The current level of administrative costs should be maintained in the future.

FINANCIAL EXPENSES

Financial expenses have decreased substantially as a result of the decrease in long-term debt and the lower interest rates on these obligations.

	2002	2001	2000
Long-term debt (in millions of $)	**28.0**	51.1	129.5
Financing expenses (in millions of $)	**2.4**	5.6	18.7
Average LIBOR rate (%)	**1.8**	3.6	6.5
Average interest rate on Credit facility (%)	**4.0**	7.7	14.4

During 2003, the Company anticipates that the financial charges on the income statement will be further reduced as the majority of the interest expense charges will be capitalized with the Rosebel project.

WRITEDOWN OF ASSETS

In accordance with its accounting policy, the Company reviews the carrying value of its assets on an annual basis using the future undiscounted cash flow method. In its evaluation, the Company considers the proven and probable reserves available, metal prices expected to be realized based on long-term forecasts and the Company's commitments under its Revenue Protection Program, and projected operating and capital costs in its long-term mining plans.

The following table summarizes the details of the reduction in carrying value over the past three years.

(in millions of $)	2002	2001	2000
Omai mine	—	5.4	42.4
Doyon Division	—	—	46.9
Mining projects	—	—	4.6
Writedown of mining assets	—	5.4	93.9
Writedown of investments	—	—	0.4
Total	—	5.4	94.3

There were no reductions in asset values in 2002. The reduction in carrying value at Omai in 2001 was attributable to the revenue protection program that was put in place to comply with the hedging covenant of 70% of its estimated net future gold production during the loan period. The program was finalized in a market environment that did not allow it to meet the $300 per ounce valuation target. The reductions in 2000 were due to a decrease in the long-term price of gold used for cash flow projections from $325 to $300 per ounce.

LOSS ON FOREIGN EXCHANGE FROM REDUCTION IN NET INVESTMENT

As a result of a reduction in the net investment in its Canadian operations, which are accounted for as self-sustaining subsidiaries, the Company is required to recognize $0.5 million and $0.9 million losses on foreign exchange, in 2002 and 2001, respectively.

NON-HEDGE DERIVATIVE GAIN (LOSS)

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is dependent on the market price, the rate of interest, the gold lease rate and volatility. The transactions for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method.

Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation can cause a significant variation in the earnings during the period. Because the Company has decided to eliminate the use of optionalities, which are accounted for as non-hedge derivatives, no accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to impact earnings after 2004. The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.

	Dec. 31 2002	Dec. 31 2001	Dec. 31 2000
Closing gold market price ($/oz)	**343**	277	273
Mark-to-market value of hedge derivative instruments (in millions of $)	**(37.3)**	3.5	0.7
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet (in millions of $)	**(6.4)**	5.3	6.1
Estimated mark-to-market value – Revenue protection program (in millions of $)	**(43.7)**	8.8	6.8

	2002	2001	2000
Impact on earnings of non-hedge derivative instruments (in millions of $)			
Mark-to-market value at the end of the year	**(6.4)**	5.3	6.1
Mark-to-market value at the beginning of the year	**5.3**	6.1	(35.7)
	(11.7)	(0.7)	41.8
Deferred non-hedge derivative loss related to the conversion of non-hedge derivative instruments into hedge derivative instruments	**(5.1)**	—	—
Non-hedge derivative gain (loss)	**(16.8)**	(0.7)	41.8

Due to the large reduction in optionalities in 2002, the Company does not anticipate further significant impact on earnings from this item.

INCOME AND MINING TAXES

As a result of higher asset values for tax purposes than accounting values (higher undepreciated tax pools) and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations in Canada. The value of the excess tax values over accounting book value and the accumulated tax losses have not been recognized on the Company's balance sheet. Details of tax pools available to offset future income taxes are outlined in note 17 to the consolidated financial statements of the Company.

DISCONTINUED OPERATIONS

In order to accomplish its restructuring program in early 2000, the Company divested itself of interests in its base metal assets. Accordingly, these assets were accounted for under discontinued operations.

RESULTS FROM DISCONTINUED OPERATIONS ARE DETAILED AS FOLLOWS:

	2002	2001	2000
Zinc production (tonnes in concentrate)	—	—	19,600
Copper production (tonnes in concentrate)	—	—	2,600
Financial information (in millions of $)			
Operating margin	—	—	6.6
Attributed portion of general and administrative and financial expenses	—	—	5.0
Writedown and care and maintenance expenses of mining assets El Pachón and La Granja	—	—	7.9
Loss on foreign exchange from reduction in net investment	—	—	0.9
Net loss	—	—	(7.2)

The carrying value of the various development projects, including the La Granja and El Pachón copper projects was reduced in 2000 by $7.9 million. The sale of the El Pachón copper project in 2001 concluded the financial restructuring program. During 2001, care and maintenance expenses and corporate and financial charges related to the remaining assets held for sale were accounted for against a provision established in 2000 for discontinued operations.

Following the completion of its restructuring program, the Company reinstated the Carlota Project as a continuing operation in September 2001.

QUARTERLY REVIEW

The following table details revenues and net earnings (loss) by quarter for the last eight quarters.

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Year 2001	First Quarter 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quarter 2002	Year 2002
Total revenues (in millions of $)	47.5	49.9	48.4	52.4	198.2	49.5	48.8	52.6	53.3	204.2
Adjusted earnings (loss) before non-hedge derivative gain (loss), loss on foreign exchange from reduction in net investment and income and mining taxes (in millions of $)	(5.4)	(1.3)	(0.2)	0.4	(6.5)	1.5	0.8	3.3	4.0	9.6
Net earnings (loss) (in millions of $)	(0.9)	(10.9)	(8.5)	12.1	(8.2)	(10.4)	(3.1)	4.0	1.4	(8.1)
Basic net earnings (loss) per share (in $)	(0.01)	(0.12)	(0.09)	0.12	(0.09)	(0.10)	(0.02)	0.03	0.01	(0.06)
Diluted net earnings (loss) per share (in $)	(0.01)	(0.12)	(0.09)	0.12	(0.09)	(0.10)	(0.02)	0.02	0.01	(0.06)
Basic weighted average number of common shares outstanding (in thousands)	88,730	90,563	91,586	100,345	92,834	107,276	140,852	154,738	156,652	140,055
Effect of dilutive stock options (in thousands)	—	—	—	1,615	—	—	—	2,229	3,614	—
Effect of dilutive warrants (in thousands)	—	—	—	1,300	—	—	—	6,256	13,403	—
Diluted weighted average number of common shares outstanding (in thousands)	88,730	90,563	91,586	103,260	92,834	107,276	140,852	163,223	173,669	140,055

CONSOLIDATED CASH FLOWS

OPERATING ACTIVITIES

The cash flow from operating activities declined by $50.5 million in 2002 in comparison to the previous period. The 2001 results included the net proceeds of $48.9 million from undelivered gold which were collected under the Prepaid Gold Forward Sales Agreement and accounted for as deferred revenue.

The following table outlines the cash flow from operating activities adjusted for deferred revenue during the period:

(in millions of $)	2002	2001	2000
Cash flow from operating activities	30.8	81.3	25.7
Deferred revenue	—	(55.0)	—
Deferred revenue – delivery of gold on the prepaid forward	12.2	6.1	—
Adjusted cash flow from operating activities	43.0	32.4	25.7
($ per share)			
Cash flow from operating activities	0.22	0.88	0.35
Adjusted cash flow from operating activities	0.31	0.35	0.35

The increase in adjusted cash flow in 2002 is due to higher revenues, lower financial charges, a reduction in working capital investment mainly as a result of reduction in production inventories, and an increase in payables. The 2001 adjusted cash flow was higher than that of 2000, mainly as a result of lower financial charges.

In determining cash flow from operating activities, the Company is required to reflect the cash received from gold and foreign exchange contracts delivered at dates earlier than the original designation date under its hedge accounting policy. The statement of operations recognizes the gain at the original designation date. The summary of the adjustments to cash flow is as follows:

(in millions of $)	2002	2001	2000
Deferred gains (loss) from anticipated delivery of gold	(0.1)	4.1	2.4
Amortization of deferred gains:			
• Gold	(2.9)	(8.1)	(14.1)
• Foreign exchange contracts	—	—	(2.0)
Non-cash reduction adjustment	(2.9)	(8.1)	(16.1)

INVESTING ACTIVITIES

A summary of investments in property, plant and equipment and proceeds from asset sales is as follows:

(in millions of $)	2002	2001	2000
Continuing operations			
Canada			
Doyon Division	8.1	7.6	10.7
Sleeping Giant	1.8	1.0	1.1
Niobec	1.2	1.0	3.1
OMAI Gold Mines Ltd.	4.5	8.3	8.8
Rosebel project development	12.7	—	—
Projects and other	1.9	1.8	(10.3)
Sub-total	30.2	19.7	13.4
Discontinued operations	—	(12.4)	(64.9)
Total	30.2	7.3	(51.5)

CONTINUING OPERATIONS

The investment in continuing operations consisted mainly of the acquisition of mining equipment, deferred mine exploration and development, and deferred stripping at the Omai mine. In 2001, the Company benefited from a $1.3 million non-refundable grant from the Government of Québec, to fund exploration at its Mouska, Doyon and Sleeping Giant mines. The grant reduced the amount of investment required from Cambior.

During 2002, the Company completed the transaction announced on October 31, 2001 for the acquisition of an additional 50% interest in the Rosebel gold project located in Suriname. As part of this transaction with Golden Star Resources Ltd., Cambior also acquired Golden Star's interest in two exploration properties adjacent to Rosebel and its 30% common share interest in OMAI Gold Mines Limited. Consideration paid by Cambior includes:

- $5 million at closing ;
- three payments of $1 million each to be paid no later than the second, third and fourth anniversary of closing discounted at an interest rate of 5%; and
- a price participation right of 10% of the portion of the gold price in excess of $300 per ounce for gold production from the soft and transitional rock portions and in excess of $350 per ounce from the hard rock reserve of the Rosebel property, less the 2.25% royalty payable to the Government of Suriname.

Cambior has concluded a feasibility study and initiated construction of the project with an expected capital cost of $95 million, including $5 million of equipment transferred from Omai.

Other project expenditures in 2002 and 2001 were related to investment and property maintenance costs at the Carlota copper project. Proceeds of $10 million were received in 2000 from the sale of the Cambior de México subsidiary, which included the Company's interest in the Cerro San Pedro gold project.

DISCONTINUED OPERATIONS

In 2001, the El Pachón copper project was sold for total consideration of $15 million, with $13 million paid in September 2001 and $2 million due at the time the purchaser makes a production decision, but no later than September 2005. The $2 million receivable was discounted at a rate of 6.125% and is recorded in investments. In 2000, the Bouchard-Hébert and Langlois zinc mines and the La Granja project were sold for total net cash proceeds of $75.8 million, including working capital items of $5.9 million.

FINANCING ACTIVITIES

Benefiting from improved capital market conditions for gold companies, Cambior strengthened its balance sheet through the addition of $57.6 million in permanent capital following the issuance of 55.3 million common shares in 2002. The additional capital was used to reduce the 2001 credit facility by $27.8 million and added to cash resources to fund the development of the Rosebel project.

As part of its restructuring program, the Company concluded the 2001 Credit Facility Agreement on January 12, 2001, with a syndicate of four banks and a Prepaid Gold Forward Sales Agreement arranged by a major financial institution. Drawdowns of $118.6 million in proceeds from these agreements were used to reimburse the 1999 credit facility of $115.6 million and a $3.0 million mortgage loan. During 2001, the Company further reduced its debt with the conversion of Jipangu Inc.'s $10 million mortgage loan into common shares through two private placements. The Company again reduced its financial obligations with the repayment of $13.3 million of the 2001 credit facility from the sales proceeds of the El Pachón project and with the delivery of 25,960 ounces under the Prepaid Gold Forward Sales Agreement.

2001 CREDIT FACILITY

The 2001 credit facility consisted of a $55.0 million five-year non-revolving term loan with a maturity date of December 31, 2005, and a $10.0 million revolving loan due on December 31, 2005. The minimum repayments were $5.0 million in 2001, $5.0 million in 2002, $20.0 million in each of 2003 and 2004 and $15.0 million in 2005. In the event of asset disposals, issuance of equity or subordinated debt, or realization of free cash flow from operations, the Company could have been required to make mandatory prepayments of borrowings, which percentage of such cash proceeds would have been determined based on the results from the calculation of the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flow to the net senior debt outstanding. The 2001 credit facility bore interest at LIBOR plus 2% to 3% based on the results of the quarterly LLPR calculation.

Under the 2001 credit facility, the Company was required to maintain various covenants and financial ratios, including the establishment of a Mandatory Hedging Program (the "Program") discussed later in the section of "Hedging Program – Gold Sales". As part of the Program, Cambior could roll forward its contracts up to the final maturity date of the 2001 credit facility and was not subject to margin calls.

The 2001 credit facility was subject to an up-front fee of $1.3 million. Cambior also issued 1.3 million warrants to the lenders to purchase common shares of Cambior at $0.37 per share (Cdn $0.56 per share) on or before December 31, 2005.

The Company also had to comply with various other covenants and financial ratios, including annual limits as to the net senior debt to EBITDA ratio, a minimum interest coverage ratio and an LLPR of over 1:1 at all times.

The 2001 credit facility was secured by a first-ranking fixed-charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in the Sleeping Giant and Niobec mines, a specific pledge on shares of OMAI Gold Mines Limited held by Cambior and on shares of the Company's US subsidiaries, and a general security interest on all other assets of the Company.

This Credit facility has been replaced by a new credit facility as reported in note 21, Subsequent event.

PREPAID GOLD FORWARD SALES AGREEMENT

Under the terms of the $55.0 million Prepaid Gold Forward Sales Agreement (the "prepaid agreement"), Cambior is committed to deliver 233,637 ounces of gold in equal monthly installments from July 2001 to December 2005. The cash proceeds from the prepaid agreement were accounted for as deferred revenue and presented in the operating activities in the consolidated cash flows statement. In connection with the prepaid agreement, the gold delivery obligations under the previously existing Variable Volume Forward ("VVF") contracts were reduced by 27% for the period from January 2001 to October 2007. As a result, the maximum quantities to be delivered under VVF contracts were reduced from 1,194,000 ounces to 870,000 ounces of gold.

As per the terms of the prepaid agreement, the Company delivered 51,919 ounces of gold in 2002 and 25,960 ounces in 2001, valued at $235 per ounce. The deliveries are presented as a deferred revenue deduction (non-cash item) in the consolidated cash flows statement of the Company.

Under the terms of the prepaid agreement, the Company is also required to maintain a Mandatory Hedging Program as described under the 2001 credit facility. The counter-party to the prepaid agreement benefits *pari passu* from the same security over Cambior's assets as the lenders under the 2001 credit facility.

SUBORDINATION OF MORTGAGE LOAN

In 2001, as part of the restructuring plan, Cambior entered into an agreement with Jipangu Inc. for the conversion of Jipangu's $10.0 million first-ranking mortgage on Cambior's 50% interest in the Niobec mine into equity and subordinated debt.

On January 18, 2001, Jipangu, pursuant to a $6.3 million private placement, subscribed to 15.0 million common shares of the Company at a price of $0.42 per share. Then on September 25, 2001, a $3.7 million private placement was concluded whereby Jipangu subscribed to 6.5 million common shares at a price of $0.57 per share. Proceeds from these private placements were used to repay in full Jipangu's mortgage loan of $10.0 million.

DEFERRED CHARGES

The deferred financing charges are related to the financial restructuring completed on January 12, 2001. These are being amortized over the term of the debt.

1999 CREDIT FACILITY

During 2000, the Company reimbursed a total of $96.6 million under the 1999 credit facility with proceeds received from the sale of the zinc mines, Cambior de Mexico S.A. de C.V. and the La Granja copper project, from the $5.0 million private placement with Jipangu Inc. concluded in May 2000 and from the $13.0 million mortgage loan on the Company's interest in Niobec. The Company also paid an amount of $8.0 million due to its hedge counter-parties as an investment in the restructured hedge positions.

MORTGAGE LOAN

On June 30, 2000, the Company entered into an agreement with Jipangu Inc. and a financial institution for a first-ranking mortgage loan on its 50% interest in the Niobec mine for an aggregate amount of $13.0 million, at a rate of LIBOR plus 2.5% or at the Base Rate. The facility had a term of 4.5 years and was repayable in 16 consecutive quarterly installments commencing March 30, 2001, with a maturity date of December 31, 2004. The mortgage was secured by the Company's 50% interest in the Niobec assets and by the Company's share of the cash flow generated from this mine. The mortgage loan was reimbursed in 2001.

ISSUANCE OF SHARES AND WARRANTS

On May 5, 2000, Jipangu Inc. subscribed, through a private placement, to 5.0 million common shares at a price of $1.00 and 5.0 million common share purchase warrants ("Warrants"). Each Warrant entitled Jipangu to purchase one additional common share until October 31, 2001 at a price of $1.01 (Cdn $1.60) per share. On October 31, 2001, Jipangu exercised 2.1 million Warrants in connection with the Rosebel property interest purchase as mentioned in the Investing activities section. The remaining Warrants expired without being exercised.

On July 25, 2001 Cambior concluded private placements of 0.8 million flow-through common shares at $0.65 (Cdn $1.00) per share, for proceeds of $0.52 million. The proceeds of this transaction were utilized to incur Canadian Exploration Expenses on some of the Company's exploration properties located in Québec, Canada.

On December 12, 2001, Jipangu subscribed to 4.95 million units (the "Units") at a price of $0.75 (Cdn $1.17) per Unit for proceeds totaling $3.7 million, each Unit consisting of one common share and a warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share prior to November 30, 2002. Jipangu exercised these warrants in 2002.

On February 28, 2002, Cambior completed a private placement of 21.3 million special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17.3 million (Cdn $27.8 million). The proceeds were added to working capital. Each special warrant was exercised into one common share and one-half warrant with each whole warrant entitling its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $0.3 million, to purchase 1.1 million units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

On May 16, 2002, Cambior completed a public offering of 27.3 million units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38.6 million (Cdn $60 million). The first 50% of the proceeds was used to reimburse the 2001 credit facility and the other 50% was added to working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options to the underwriters, estimated at $0.6 million, without payment of additional consideration, exercisable to purchase up to an aggregate of 1.4 million units at a price of Cdn $2.20 per unit.

During 2002, some 6.5 million additional common shares were issued following the exercise of warrants issued previously, for total proceeds of $5.2 million.

On July 19, 2002, Cambior concluded a private placement of 0.1 million flow-through shares at $1.81 (Cdn $2.79) per share, for proceeds of $0.2 million (Cdn $0.3 million) used to incur Canadian Exploration Expenses on some of the Company's properties located in Québec, Canada.

CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $279.4 million at December 31, 2002, compared to $251.8 million at the end of 2001. The $27.6 million increase is attributable mainly to the increase in cash resources from the proceeds of the issuance of shares during 2002.

Property, plant and equipment totaled $200.2 million compared to $194.7 million in 2001. The amount in 2002 includes $30.8 million for the Rosebel project and $16.7 million for projects in the exploration and development stage (23.7% of total value), compared to $28.3 million (14.5%) in 2001. The construction and development of these projects are subject to the securing of financing for their development and favourable market conditions for commodity prices.

Cash and short-term investments increased by $28.2 million during the year to stand at $42.8 million at December 31, 2002. Working capital, excluding cash and the current portion of the long-term financial obligations, totaled $6.1 million compared to $10.2 million at December 31, 2001.

The long-term debt, including the portion due within one year of $1.1 million, amounts to $28.0 million at year-end compared to $51.1 million at the beginning of 2002. The net debt position is as follows:

(in millions of $)	2002	2001
Long-term debt	28.0	51.1
Cash and short-term investments	(42.8)	(14.6)
Net debt	(14.8)	36.5

As a result of the issuance of warrants during 2002, the Company has the potential to increase its capital base by $42.3 million (Cdn $65.5 million) through the issuance of 27.7 million shares following the exercise of warrants in 2003. The exercise of warrants is dependent upon the share price mainly at the date of expiration of the warrants.

The Company is restricted under its credit facility to pay dividends and does not anticipate dividend payment to shareholders in the near term.

Deferred revenue of $36.7 million is related to the Company's obligation as of December 31, 2002, to deliver 155,758 ounces of gold under the prepaid agreement. The value of these ounces was recorded at $235 per ounce representing the proceeds received under the prepaid agreement. The fair value of the obligation is $49.2 million at the gold price of $343 per ounce on December 31, 2002.

The estimated mark-to-market value of the non-hedge derivative instruments as at December 31, 2002 decreased by $11.7 million from December 31, 2001, to a liability of $6.4 million due to an increase in the price of gold and in spite of a major reduction in the number of non-hedge derivative instruments.

The $51.1 million increase in shareholders' equity in 2002 resulted from the issuance of shares totaling $61.2 million offset by the $8.1 million loss for the year, and the $1.5 million increase in cumulative translation adjustment resulting from the strengthening of the Canadian dollar compared to its value at the end of 2001. The shareholders also approved the transfer of the contributed surplus balance to the deficit.

ENVIRONMENT

Cambior's mining and exploration activities are subject to various laws and regulations regarding environmental protection. These laws are constantly evolving and generally tend to impose increasing restrictions.

The Company has incurred, and expects to incur in the future, costs with a view to ensuring compliance with these laws and regulations. The Company has estimated mine closure costs, including site reclamation; these costs are charged to operations over the expected operating lives of the mines. These provisions may be revised on the basis of changes to the laws and regulations, and the availability of new information and technology. The estimates for reclamation and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities in the case of Canadian operations. Site reclamation costs are charged against a provision accumulated during the production phase.

These obligations are currently estimated as follows:

(in millions of $)	
Doyon Division	17.8
Omai mine	4.5
Other mines	2.5
	24.8

An amount of $12.4 million has been provided for in the Company's balance sheet as at December 31, 2002. No cash resources have been set aside to meet these future obligations, and the Company has issued a letter of credit for $0.5 million to the Government of Guyana for closure cost guarantee for the Omai mine.

All of the Company's operations are certified under the ISO 14001 standard for environmental management.

COMMUNITY DEVELOPMENT

As part of its strategy, the Company plays an active role in the communities in which it operates. The economic impacts of mining operations are often more noticeable in emerging countries. To this end, the Company implements development programs to assist in improving the quality of life of those residents neighbouring the mines, which can be sustained beyond the mine life.

PENSION OBLIGATIONS

The Company maintains several post-retirement plans for its employees. The Company's obligation under these plans, in certain cases, is subject to estimates as described in note 12 to the consolidated financial statements. These estimates are compiled by professional advisors utilizing market assumptions in accordance with accepted practices. The ultimate obligation is subject to modifications as a result of the realization of these assumptions.

At December 31, 2002, the Company had an excess unfunded liability over the fair value of assets of $2.7 million ($2.2 million as at December 31, 2001) related to a supplementary executive retirement plan for its senior executives.

The Company will be proceeding with an actuarial evaluation of its pension plans in 2003. Some of the parameters may be modified which could impact the estimated financial obligations under the various pension plans.

MINERAL RESERVES

Cambior's proven and probable mineral reserves at December 31, 2002, are outlined in the annual report. Mineral reserve estimates have been calculated by qualified persons for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

Mineral reserve estimates are subject to change based on variations in the commodity prices, further knowledge of the ore deposit, mining conditions and methods of extraction.

OFF BALANCE SHEET TRANSACTIONS

Hedging Program – Gold Sales

In accordance with the terms of its bank loan agreement and prepaid forward gold sales agreement, the Company has maintained a revenue protection program.

Under the 2001 credit facility, the Company is required to comply with various covenants and financial ratios including a revised Mandatory Hedging Program ("the Program"), whereby it must ensure that:

(i) total gold delivery commitments do not exceed 90% of proven and probable reserves;

(ii) total gold delivery commitments do not exceed 100% of its estimated production (net of royalties) during the loan period; and

(iii) sufficient hedges are in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum hedged gold price of $290 per ounce. This minimum hedging requirement was reduced to 35% of estimated production in June 2002.

At December 31, 2002, the Company had minimum delivery obligations of 1,172,000 ounces of gold at an average price of $302 per ounce. The Company's commitments also included an additional 114,000 call options sold at an average price of $301 per ounce. The mark-to-market value of the total gold delivery commitments, calculated at the 2002 year-end gold price of $343 per ounce, was a negative amount of $43.7 million. The details of the hedging portfolio are included in note 18 of the notes to consolidated financial statements.

The hedging counterparties are all participants in the 2001 credit facility and have agreed that the Company is able to reschedule gold delivery as long as it is delivered during the term of the loan and no margin calls are to be applied.

To secure cash flow, the new Rosebel credit agreement includes a commitment to hedge 30% of the Company's gold production from 2003 until 2007. To comply with this commitment, the Company will not be required to add further positions. In addition, the lenders have agreed to reduce the level of this commitment following the achievement of certain milestones.

Hedging Program – Foreign Exchange Contracts

All of the Company's production sales are in U.S. dollars. The Company from time to time enters into foreign exchange contracts to meet its Canadian dollar requirements to fund its operating activities in Canada. The forward sales commitments of $143.2 million for the purchase of Canadian dollars over the next four years is outlined in note 18 of the consolidated financial statements. The mark-to-market valuation of these contracts at December 31, 2002 is a loss of $3.2 million which has not been recognized on the consolidated statement of operations as the Company is applying hedge accounting to these transactions.

Hedging Program – Other

The Company is also exposed to fluctuations in oil prices at its operations, and interest rates. Cambior reviews this exposure on a regular basis and may enter into transactions to fix the costs of the items. At December 31, 2002, no contracts were outstanding for fuel or interest rate coverage.

HUMAN RESOURCES

Cambior's success is in great part dependent on maintaining a competent and professional workforce. To motivate and retain this workforce, the Company maintains a competitive compensation program and a development and succession program for its key executive and operational management positions.

As part of its compensation program, the Company offers an employee share purchase plan in which approximately 250 individuals participate. It is estimated that approximately 2% of the shares outstanding of the Company are held by directors, officers and employees. In addition, the Company has granted 5.7 million options, as described in note 13 to the consolidated financial statements.

In 2002, the Company expanded its innovation and continuous improvement management philosophy by implementing the Kaizen system at its operations. By the end of 2002, more than 1,000 employees had participated in two-day seminars providing insight into the Company's objectives and management policy.

All of Cambior's current operations are unionized. During the year, the Company did not experience any work stoppages, compared to 2001 where unionized employees at the Mouska mine and the Niobec mine initiated labour stoppages of 22 and 9 days, respectively, as part of the labour negotiation process.

In 2002, Cambior and its hourly employees at Doyon and Sleeping Giant renewed their collective agreements for periods ending in 2006 and 2007, respectively. The length of the contracts ensures stability and demonstrates the positive climate of confidence and respect between the parties. During 2003, the Company will negotiate the renewal of the Omai labour agreement.

A legal or illegal work stoppage by the Company's employees could have an impact on the Company's financial results and obligations.

The Company believes that it maintains satisfactory relations with its employees by providing competitive compensation and a secure and efficient working environment.

THE EXPIRY DATES OF THE COLLECTIVE AGREEMENTS ARE AS FOLLOWS:

Omai – Hourly employees	February 28, 2003
Doyon – Hourly employees	November 30, 2006
Mouska – Hourly employees	October 17, 2004
Sleeping Giant – Hourly employees	July 31, 2007
Niobec [1] – Hourly, clerical and technical employees	April 30, 2004

[1] Niobec employees are under contract with the mine operator, Mazarin Inc.

At year end, the Company employed 1,698 individuals (2001 – 1,652 individuals). The Company is also building up the workforce for its Rosebel project, and it is anticipated that the Company's total number of employees will increase to a level above 2,000 by the end of 2003.

LITIGATION

OMAI Gold Mines Limited was a defendant in a representative action filed in 1998 in Guyana stemming from a tailings dam failure at the Omai mine in 1995. The representative action claimed the Guyanese equivalent of approximately $100 million and purported to represent 23,000 claimants. In early February 2002, the Company was advised that the class action proceeding had been dismissed by the High Court of the Supreme Court of Guyana.

In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its future financial position or operating results.

RISKS AND UNCERTAINTIES

Cambior is subject to various financial, operational and political risks within its mining operations that may affect its profitability and level of operating cash flow. Metal prices can be affected by many factors beyond the control of the Company, including war, political conflicts, inflation, changes in exchange rates, changes in supply and demand, and speculative activities. The Company is also subject to currency fluctuations at its Canadian operations as its production is sold in U.S. dollars and its operating and capital costs are in Canadian dollars. It is also subject to fluctuations in the price of oil which impacts its cost of production. Mining activities could be affected by a number of risks including industrial accidents, labour disputes, or unexpected ground conditions or geology. Fluctuations in interest rates and availability of capital can also have an impact on Cambior's costs and cash flow, as well as its ability to develop new projects. The Company carries out risk assessments and seeks to minimize these risks through:

- careful planning, construction and operation of its facilities;
- the hiring of competent personnel and development of their skills through training programs;
- conducting independent audits and reviews; and
- transferring some risks through the purchase of insurance (if economically feasible and coverage available) as well as the maintenance of commodity and currency hedging programs.

As part of its risk mitigation measures, Cambior has subscribed to political risk insurance to cover certain investments in Guyana, Suriname and Peru. Coverage includes protection against expropriation, non-convertibility of funds and political violence.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian generally accepted accounting policies and mining industry practices.

In 2002, the Company adopted the new Canadian standard with respect to "Stock-based Compensation and Stock Payments".

There were no changes in Accounting Policy during 2001. However, in 2000 the Company modified its policies related to the treatment of non-hedge derivatives and income taxes in accordance with new Canadian accounting pronouncements. In addition, the Company also modified its revenue recognition policy to record sales when title and other risks of ownership are transferred to the buyer compared to the previously applied production method. The effects of these changes are outlined in note 3 of the notes to the consolidated financial statements.

No changes having significant impact upon adoption are anticipated for 2003.

SUBSEQUENT EVENT

On February 7, 2003, the Company entered into a new credit agreement to finance the development of the Rosebel project and to reimburse the amount outstanding under the 2001 credit facility.

The new agreement includes a $55 million term loan and a $10 million revolving credit facility which both expire on December 31, 2007. The term loan facility is to be reimbursed in quarterly payments commencing on June 30, 2004, as per the following:

2004	$15 million
2005	$16 million
2006	$16 million
2007	$ 8 million
	$55 million

The facility is reduced by 50% of proceeds from share issues, including through the exercise of warrants expiring in 2003, up to an amount of $5 million.

The agreement calls for a mandatory hedging program to secure cash flow during the term of the loan, and includes various covenants.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and the Rosebel project.

The Company must pay fees of 2% of the facility, and interest is payable at a rate of LIBOR + premium, which is calculated based on a loan life protection ratio.

Cambior intends to draw on the facility during the first quarter of 2003.

OUTLOOK

The Company's objective is to build shareholder value by increasing the value of its mines through the search for additional mineral reserves and resources, and cost containment, as well as through the discovery, acquisition and development of new producing assets.

During 2003, the Company plans to focus its efforts on constructing and developing the Rosebel project to ensure commencement of commercial production in the first quarter of 2004. Rosebel will have a significant impact on Cambior as it will increase the 2004 gold output to in excess of 700,000 ounces, ensure that Cambior maintains its annual production profile above the 500,000-ounce threshold thereafter, and reduce the Company's average production costs.

The Company also intends to aggressively pursue the addition of mineral reserves and resources through:

- Investment in mine site exploration;
- Investment in grassroots exploration projects; and
- Acquisition of deposits near the development stage or operating mines.

The production target for 2003 is estimated at 522,000 ounces at a mine operating cost of $227 per ounce. The decrease in budgeted production is the result of a planned reduction at the Omai mine following depletion of soft ore feed to the mill and reduced mill throughput. Sales of ferroniobium from Niobec are expected to be similar to 2002. The Company intends to reinvest $10 million at its operating mines and $90 million at the Rosebel project. Bank debt is expected to increase to its maximum of $65 million and the Company will continue to reduce its obligations through the delivery of 51,919 ounces under the prepaid gold forward sales agreement. Cambior also intends to reduce its forward gold sales commitments to a maximum of 800,000 ounces of gold by the end of 2003.

Management's Statement on Financial Reporting

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgments. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

Management maintains accounting systems and internal control to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Raymond Chabot Grant Thornton, Chartered Accountants, are appointed by the shareholders and conducted an audit on the Company's financial statements. Their report is included.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Committee meets on a quarterly basis with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

On recommendation of the Audit Committee, the Board of Directors approved the Company's consolidated financial statements.





Louis P. Gignac
President
and Chief Executive Officer

Bryan A. Coates, C.A.
Vice President, Finance
and Chief Financial Officer

Longueuil, Canada
February 11, 2003

Auditors' Report

TO THE SHAREHOLDERS OF CAMBIOR INC.

We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards for the years ended December 31, 2002, 2001 and 2000 and in accordance with auditing standards generally accepted in the United States of America for the years ended December 31, 2002 and 2001. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants

Montréal, Canada
February 11, 2003

Comments by Auditors
For American Readers on Canada-U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change in 2001 described in Note 22A to the consolidated financial statements. Our report to the shareholders dated February 11, 2003 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants

Montréal, Canada
February 11, 2003

CONSOLIDATED OPERATIONS

YEARS ENDED DECEMBER 31

(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR AMOUNTS PER SHARE)

	2002	2001	2000
REVENUES	$	$	$
Mining operations	202,258	197,520	209,921
Investment income	1,945	727	720
	204,203	198,247	210,641
EXPENSES			
Mining operations	154,324	151,450	152,420
Depreciation, depletion and amortization	28,834	34,944	53,984
Exploration and business development	4,190	3,409	2,441
General and administrative	4,849	3,939	4,572
Financial expenses	2,399	5,565	18,712
Writedown of assets (Note 8)	—	5,419	94,321
Restructuring charge (Note 4)	—	—	518
	194,596	204,726	326,968
Earnings (Loss) before the undernoted items	9,607	(6,479)	(116,327)
Non-hedge derivative gain (loss) (Note 18)	(16,765)	(731)	41,761
Loss on foreign exchange from reduction in net investment (Note 16)	(541)	(914)	—
Income and mining taxes (Note 17)	(353)	(115)	148
Loss from continuing operations	(8,052)	(8,239)	(74,418)
Results of discontinued operations (Note 4)	—	—	(7,192)
Net loss	(8,052)	(8,239)	(81,610)
Basic and diluted net loss per share (Note 13)			
Continuing operations	(0.06)	(0.09)	(1.02)
Discontinued operations	—	—	(0.10)
	(0.06)	(0.09)	(1.12)
Basic and diluted weighted average number of common shares outstanding (in thousands) (Note 13)	140,055	92,834	73,104

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Contributed Surplus and Deficit

YEARS ENDED DECEMBER 31

(IN THOUSANDS OF UNITED STATES DOLLARS)

	2002	2001	2000
CONTRIBUTED SURPLUS	$	$	$
Balance, beginning of year	23,047	23,047	361,542
Transfer to deficit (Note 15)	(23,047)	—	(338,620)
Expiry of share purchase warrants	—	—	125
Balance, end of year	—	23,047	23,047
DEFICIT			
Balance, beginning of year, as previously reported	(117,876)	(109,374)	(338,620)
Cumulative adjustment to the opening balance (Note 3 (b))	—	—	(27,674)
Restated balance, beginning of year	(117,876)	(109,374)	(366,294)
Net loss	(8,052)	(8,239)	(81,610)
Share and warrants issue expenses, net of income taxes	(4,567)	(263)	(90)
Transfer from contributed surplus (Note 15)	23,047	—	338,620
Balance, end of year	(107,448)	(117,876)	(109,374)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS

YEARS ENDED DECEMBER 31
(IN THOUSANDS OF UNITED STATES DOLLARS)

	2002	2001	2000
OPERATING ACTIVITIES	$	$	$
Net loss	(8,052)	(8,239)	(81,610)
Deferred gains	(122)	4,159	2,449
Deferred revenue (Note 10)	—	55,000	—
Non-cash items			
Deferred revenue – Delivery of gold on the prepaid forward (Note 10)	(12,222)	(6,111)	—
Depreciation, depletion and amortization	28,834	34,944	55,560
Amortization of deferred stripping costs (included in mining operations expenses)	2,290	—	—
Provision for environmental obligations	1,679	1,749	1,800
Writedown of assets (Note 8)	—	5,419	94,321
Amortization of deferred gains	(2,856)	(8,108)	(16,120)
Non-hedge derivative loss (gain)	16,765	731	(41,761)
Loss on foreign exchange from reduction in net investment (Note 16)	541	914	—
Discontinued operations (Note 4)	—	—	8,782
Others	251	263	456
	27,108	80,721	23,877
Changes in non-cash working capital items (Note 5 (a))	3,716	611	1,846
Cash flow from operating activities	**30,824**	**81,332**	**25,723**
INVESTING ACTIVITIES			
Short-term investments (Note 6)	(25,208)	—	—
Investments	(2,251)	841	(297)
Property, plant and equipment	(17,439)	(19,690)	(22,647)
Rosebel Project development	(12,743)	—	—
Sale of a subsidiary (Note 4)	—	—	9,314
Discontinued operations (Note 4)	—	12,386	64,869
Cash flow from (used in) investing activities	**(57,641)**	**(6,463)**	**51,239**
FINANCING ACTIVITIES			
Long-term debt (Notes 4 and 9)			
Borrowings	—	63,575	13,000
Repayments	(27,976)	(132,043)	(97,824)
Deferred charges	—	(2,085)	(550)
Shares and warrants issued net of issue expenses (Note 13)	57,616	6,067	5,035
Cash flow from (used in) financing activities	**29,640**	**(64,486)**	**(80,339)**
Effect of changes in the exchange rate on cash held in foreign currency	186	655	994
Net increase (decrease) in cash and cash equivalents	3,009	11,038	(2,383)
Cash and cash equivalents, beginning of year	14,586	3,548	5,931
Cash and cash equivalents, end of year (Note 6)	**17,595**	**14,586**	**3,548**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

AS AT DECEMBER 31

(IN THOUSANDS OF UNITED STATES DOLLARS)

	2002	2001
ASSETS	$	$
Current assets		
Cash and short-term investments (Note 6)	42,803	14,586
Accounts receivable	4,078	3,134
Settlements receivable	3,644	2,471
Production inventories	4,414	8,001
Supplies inventory and prepaid expenses	18,294	19,185
	73,233	47,377
Investments (Note 7)	4,165	1,934
Property, plant and equipment (Note 8)	200,175	194,683
Deferred charges	1,833	2,448
Fair-value of non-hedge derivatives (Note 18)	—	5,330
	279,406	251,772
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	24,341	22,609
Current portion of long-term debt	1,147	5,147
Current portion of deferred revenue	12,222	12,222
Current portion of deferred gains	2,949	3,661
	40,659	43,639
Long-term debt (Note 9)	26,851	45,930
Deferred revenue (Note 10)	24,445	36,667
Deferred gains (Note 11)	3,304	498
Provision for environmental obligations and other (Notes 8 and 12)	15,178	13,505
Fair-value of non-hedge derivatives (Note 18)	6,362	—
	116,799	140,239
SHAREHOLDERS' EQUITY		
Capital stock (Note 13)	288,910	226,727
Contributed surplus (Note 15)	—	23,047
Deficit	(107,448)	(117,876)
Cumulative translation adjustment (Note 16)	(18,855)	(20,365)
	162,607	111,533
	279,406	251,772

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,



Director



Director

Notes to Consolidated Financial Statements

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

1. INCORPORATION AND OPERATIONS

Cambior Inc. ("Cambior"), continued and existing under Part 1A of the *Companies Act* (Québec), is engaged in the mining, exploration and development of mining properties, principally gold, located in North America and South America.

2. ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 22, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("United States"). The principal accounting policies followed by the Company are as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and of its subsidiaries. The Company's share in joint ventures is accounted for by the proportionate consolidation method.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation

Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. The functional currency of Canadian mining activities is the Canadian dollar. Translation adjustments arising from changes in exchange rates are deferred and shown as a separate component of shareholders' equity.

The US dollar is the functional currency for the Company's activities in Guyana, inasmuch as all proceeds from the sale of gold are in US dollars and substantially all of the disbursements made for the Omai mine are in US dollars.

Other monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in foreign currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate in the cases of fully integrated foreign operations. Gains and losses are recorded in operations for the year.

Cash and cash equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

Short-term investments

Short-term investments include investments in money market instruments with an original term of more than three months, but no longer than one year, that are carried at the lower of cost and fair market value.

Production inventories

Production inventories are valued at the lower of average production cost and net realizable value.

Supplies inventory

Supplies inventory is valued at the lower of average cost or replacement cost.

2. ACCOUNTING POLICIES (continued)

Employee future benefits

The cost of employee future benefits is accounted for under the accrual method of accounting.

Income and mining taxes

The Company uses the tax asset and liability method to recognize and measure future income tax. Under this method, future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases. Cambior records a valuation allowance against any portion of these future income tax assets that it believes will, more likely than not, fail to be realized. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

Common share purchase options

The Company grants common share purchase options under its Stock Option plan to key employees of the Company and its subsidiaries. Canadian GAAP establish a fair value-based method of accounting for stock-based compensation plans, but also permit an election to use an intrinsic value-based method with disclosure on a pro forma basis for net earnings (loss) and net earnings (loss) per share. The Company elected to provide such pro forma disclosure. Consideration paid by employees when the options are exercised is added to capital stock.

Revenue recognition

Revenues from the sale of gold and niobium are recognized when the rights and obligations of ownership pass to the buyer.

Earnings (Loss) per share

The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants. Diluted loss per share was not calculated because the Company's outstanding stock options and warrants are not dilutive.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in 2002.

3. CHANGES IN ACCOUNTING POLICIES

(a) Common share purchase options

On January 1, 2002, the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. The Company decided not to adopt the fair value method of accounting for its awards granted to employees and elected to provide in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. Such information has been provided for in note of reconciliation of Canadian GAAP and generally accepted accounting policies in the United States ("U.S. GAAP") in the past years.

(b) Written call options and Variable Volume Forward contracts

Prior to year-end 1999, the Company accounted for its written call options and variable volume forward contracts using hedge accounting, whereby recognition of the change in market value of a hedged position is deferred until such time as designated production related to exercised written call options is delivered. Under Emerging Issue Committee ("EIC")-113 guidelines ("Accounting by Commodity Producers for Written Call Options"), issued in 2000, unmatched written call options are required to be marked-to-market with any resulting change in value recognized in the current operating period. The Company has applied EIC-113 retroactively in 2000 with restatement of prior periods.

3. CHANGES IN ACCOUNTING POLICIES (continued)
(b) Written call options and Variable Volume Forward contracts (continued)

This change in accounting policy, applied in 2000, was reflected in these consolidated financial statements as follows:

	2000
	$
Consolidated operations	
Decrease in non-hedge derivative loss and net loss	(34,916)
Consolidated deficit	
Cumulative increase in the opening balance	27,674

(c) Revenue recognition
In 2000, the Company changed its revenue recognition accounting policy from a method based on production to one whereby revenue is recognized when the rights and obligations of ownership pass to the buyer. This change in accounting policy applied retroactively had no significant impact on the consolidated operations and led to an increase of $10,874,000 in production inventories and a decrease in settlements receivable for the same amount.

(d) Income taxes
On January 1, 2000, the Company adopted, on a retroactive basis, the new recommendations issued by the CICA with respect to Section 3465, Income taxes, without restating its financial statements for the previous years. This change in accounting policy had no impact on the opening balance of the consolidated deficit or on other consolidated balance sheet items of 2000. Under the new standards, the Company uses the tax liability method to recognize and measure future income tax assets and liabilities. This approach is similar in all material respects to the United States accounting standards SFAS No. 109. In the past, the Company used the deferral method of tax allocation whereby differences between amounts reported for tax and accounting purposes resulted in deferred income and mining taxes.

4. RESTRUCTURING PROGRAM AND DISCONTINUED OPERATIONS
Following the sudden rise in gold prices at the end of the third quarter of 1999, Cambior had to make arrangements with its hedge counterparties and its lenders for an orderly fulfillment of its gold delivery obligations and its debt reimbursement. The reimbursement of the debt was accelerated as a result of defaults under the Credit facility.

These events forced Cambior to develop and implement a restructuring program which resulted in the Company entering into a number of agreements with its lenders and hedge providers.

As part of its restructuring program, the Company also entered into agreements throughout 2000 and 2001 to sell non-core assets, including the Cerro San Pedro project for $9,676,000.

In 2000, the Company started to present results from its base metal sector as discontinued operations, in accordance with Canadian generally accepted accounting principles.

During 2000, the Bouchard-Hébert and Langlois mines and the La Granja Project were sold for gross proceeds of $77,168,000. The total net cash proceeds were $75,750,000, including working capital items of $5,868,000. Since the net book value of these assets totaled $79,277,000, a loss of $9,395,000 was charged to operations in 2000 as results of discontinued operations.

During 2001, the El Pachon Project was sold for total consideration of $15,000,000, with $13,000,000 paid in September 30, 2001, and $2,000,000 at the time the purchaser makes a production decision but not later than September 30, 2005.

In 2001, the Company decided to no longer consider its Carlota Project as part of the discontinued operations. As per Canadian GAAP, the results of the Carlota Project have been reclassified as continuing operations. This reclassification had no impact on net loss.

4. RESTRUCTURING PROGRAM AND DISCONTINUED OPERATIONS (continued)

The elements of the consolidated statements of operations and cash flows relating to discontinued operations are detailed as follows:

	2001	2000
	$	$
Operations		
Revenues from mining operations	—	32,392
Depreciation, depletion and amortization	—	1,576
Income and mining taxes	—	59
Earnings from operations	—	2,203
Loss from disposal of assets	—	(9,395)
Results of discontinued operations	—	(7,192)
Cash-flows		
Non-cash items from operating activities:		
Provision for care and maintenance and loss from disposal of assets	—	7,910
Loss on foreign exchange from reduction in net investment	—	872
	—	8,782
Investing activities related to discontinued operations:		
Property, plant and equipment	(1,013)	(1,542)
Sale of assets	13,399	66,411
	12,386	64,869

5. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Changes in non-cash working capital items

	2002	2001	2000
	$	$	$
Accounts receivable	(944)	898	356
Settlements receivable	(1,173)	(929)	9,205
Production inventories	3,587	2,873	7,666
Supplies inventory and prepaid expenses	891	(177)	5,110
Accounts payable and accrued liabilities	1,355	(2,054)	(6,495)
Provision for restructuring charge	—	—	(13,996)
	3,716	611	1,846

(b) Cash flow relating to interest and income and mining taxes of operating activities are as follows:

	2002	2001	2000
	$	$	$
Interest paid	1,440	5,173	22,827
Income and mining taxes paid	274	237	410

6. CASH AND SHORT-TERM INVESTMENTS

	2002	2001
	$	$
Cash	2,575	1,026
Short-term investments with maturities less than 3 months, bearing interest at rates varying from 1.20% to 2.65% (1.55% to 2.22% in 2001)	15,020	13,560
Cash and cash equivalents	17,595	14,586
Short-term investments with maturities more than 3 months but less than 5 months bearing interest at rates varying from 1.05% to 2.75%	25,208	—
	42,803	14,586

7. INVESTMENTS

	2002	2001
	$	$
Shares of publicly traded companies, at cost	2,466	333
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%	1,699	1,601
	4,165	1,934

8. PROPERTY, PLANT AND EQUIPMENT

			2002
	Cost	Accumulated depreciation, depletion and amortization	Net
	$	$	$
Mining properties	35,223	33,634	1,589
Development expenses	309,838	252,610	57,228
Land, buildings and equipment relating to mines	330,228	238,334	91,894
Other	14,056	12,111	1,945
	689,345	536,689	152,656
Rosebel Project [1]	35,250	4,435	30,815
Mining projects	16,704	—	16,704
	741,299	541,124	200,175

[1] The costs of the Rosebel project include $4,435,000 of accumulated depreciation related to transfer of equipment between subsidiaries.

			2001
	Cost	Accumulated depreciation, depletion and amortization	Net
	$	$	$
Mining properties	34,938	33,171	1,767
Development expenses	294,899	234,885	60,014
Land, buildings and equipment relating to mines	333,049	229,829	103,220
Other	13,364	11,965	1,399
	676,250	509,850	166,400
Mining projects	28,283	—	28,283
	704,533	509,850	194,683

Writedown of assets

In conjunction with its periodic valuation of the carrying value of its property, plant and equipment as described in Note 2, the Company had determined that a writedown of mining assets was necessary in 2001 and 2000. The writedown is detailed as follows:

	2001	2000
	$	$
Omai mine	5,419	42,388
Doyon division	—	46,899
Mining projects	—	4,641
Writedown of mining assets	5,419	93,928
Writedown of investments	—	393
	5,419	94,321

The writedown of the operating mines is presented with accumulated depreciation, depletion and amortization, while that of the mining projects is presented as a reduction of cost.

Government grants

In 2002, financial assistance for advanced mining exploration of $628,000 was received from the Québec Minister of Natural Resources ($1,300,000 in 2001). The objective of this program is to help the renewal of mineral reserves at Québec mines.

Environmental obligations

Environmental obligations are estimated as follows:

	2002	2001
	$	$
Doyon division	17,787	17,676
Omai	4,504	5,100
Other mines	2,464	2,564
	24,755	**25,340**

These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits. As at December 31, 2002, the carrying value of the provision for environmental obligations was $12,410,000 ($10,653,000 as at December 31, 2001).

Rosebel gold project

Following the execution of an agreement in principle on October 26, 2001, and the obtaining of satisfactory business conditions from the Government of Suriname on January 10, 2002, Cambior purchased, effective as of May 16, 2002, the 50% interest in the Rosebel project held by Golden Star for a consideration of $8,000,000 and a price participation right. A total amount of $ 5,000,000 was paid at closing and the balance of purchase price was accounted for as long-term debt.

The Government of Suriname granted the 25-year renewable Right of Exploitation for the Rosebel gold project (as defined in the Mineral Agreement) to Cambior's wholly-owned subsidiary, Rosebel Gold Mines N.V. ("RGM") in December 2002.

In addition, state-owned mining company Grasshopper Aluminum Company N.V. (Grassalco) relinquished its two options to purchase up to a 40% participation in the Rosebel Project in consideration of such relinquishment, the Government of Suriname will hold a 5% participation in the shares of RGM at commencement of commercial production.

The cost of the construction and development of the Rosebel gold project is estimated at $95,000,000 of which $5,880,000 was expended in 2002.

9. LONG-TERM DEBT

	2002	2001
	$	$
2001 Credit facility at LIBOR rate plus an interest spread from 2% to 3% based on the quarterly calculation of the LLPR (3.44% at December 31, 2002 and 4.99% at December 31, 2001) (a) (b)	22,440	50,269
Obligations under capital leases, bearing interest at rates ranging from 5.68% to 9.50%, payable in quarterly installments until July 1, 2007	661	808
Balance of purchase price (c)	2,860	—
Other debt (d)	2,037	—
	27,998	51,077
Current portion	1,147	5,147
Long-term portion	**26,851**	**45,930**

9. LONG-TERM DEBT (continued)

(a) 2001 Credit facility

On January 12, 2001, Cambior completed its financial restructuring which includes the 2001 Credit facility with a group of four lenders consisting of a $55,000,000 5-year non-revolving term loan with a maturity date of December 31, 2005 and a $10,000,000 revolving loan due on December 31, 2005. In the event of future asset disposals, issuance of equity or subordinated debt or realization of free cash flow from operations, the Company is required to make mandatory prepayments of the 2001 Credit facility, the extent of which is determined by the calculation of the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flow to the net senior debt outstanding. The 2001 Credit facility interest rate was at LIBOR + 3% until December 31, 2001 and, thereafter, the interest spread varies from 2% to 3% based on the quarterly calculation of the LLPR.

Under the 2001 Credit facility, the Company is required to establish a revised Mandatory Hedging Program (the "Program") whereby it must ensure that:

i) total gold delivery commitments do not exceed 90% of its proven and probable mineral reserves;
ii) total gold delivery commitments do not exceed 100% of estimated production (net of royalties) during the loan period; and
iii) sufficient hedges are to be in place to cover a minimum of 70% of estimated net future gold production during the loan period at a minimum average hedged gold price of $290 per ounce. Effective June 12, 2002, the amount of physical hedges required was reduced to 35% of estimated net future gold production.

As part of the Program, Cambior can roll forward its contracts up to the final maturity date of the 2001 Credit facility and is not subject to margin calls.

The Company must also comply with various other covenants and financial ratios.

The 2001 Credit facility is secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in each of the Sleeping Giant and Niobec mines, a specific pledge on shares of Omai Gold Mines Limited held by Cambior and shares in the Company's US subsidiaries, and a general security on all other assets of the Company.

The 2001 Credit facility has been replaced by a new credit facility as reported in Note 21.

(b) Reduction in 2002 of the 2001 Credit facility

In March 2002, Cambior reimbursed $7,275,000 under its revolving loan facility and $1,250,000 under its term loan facility. During the second quarter of 2002, as per the Cdn $60,000,000 public offering agreement, an amount of $19,305,000 was also reimbursed. In connection with such repayment, the credit facility agreement was amended to provide for a new schedule of payments for the term loan's outstanding balance.

(c) Balance of purchase price

The balance of the purchase price of $2,860,000 represents the discounted amount, calculated with an interest rate of 5.0%, of the three installments of $1,000,000 each to be paid in January 2003, 2004 and 2005. The debt is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

(d) Other debt

Upon receiving the Right of Exploitation of the Rosebel project in December 2002, an amount of $2,238,000 became payable to Grassalco in compensation for past exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments, the first of which is due on the first anniversary of the commencement of commercial production estimated in 2004. The discounted value as at December 31, 2002, calculated with an interest rate of 3.19%, is evaluated at $2,037,000.

The minimum reimbursements on the long-term debt taking into account the new credit facility mentioned in Note 21 are as follows for the coming years:

Year of repayment	Term loan	Obligations under capital leases	Balance of purchase price	Other debt	Total
	$	$	$	$	$
2003	—	147	1,000	—	1,147
2004	15,000	147	953	—	16,100
2005	7,440	147	907	700	9,194
2006	—	147	—	679	826
2007	—	73	—	658	731
	22,440	661	2,860	2,037	27,998

Interest on long-term debt amounted to $1,323,000 in 2002 ($5,299,000 in 2001 and $22,402,000 in 2000).

10. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue. In connection with the agreement, the gold delivery obligations under the VVF contracts were reduced from 1,194,000 ounces to 870,000 ounces of gold.

Under the prepaid gold forward sales agreement, the Company must comply with the terms of the Mandatory Hedging Program and various other covenants and financial ratios under the terms of the 2001 Credit facility (Note 9 (a)).

During 2002, Cambior delivered 51,919 ounces of gold valued at $235 per ounce for an amount of $12,222,000 (25,960 ounces for an amount of $6,111,000 in 2001).

The deliveries of gold under the prepaid gold forward sales agreement are as follows for the coming years:

	Number of ounces	$
2003	51,919	12,222
2004	51,919	12,222
2005	51,920	12,223
	155,758	36,667
Current portion	51,919	12,222
Long-term portion	**103,839**	**24,445**

The estimated fair value of the prepaid gold forward sales agreement (long-term and current portion) is $49,201,000.

11. DEFERRED GAINS

Deferred gains include gains resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to year-end and gains accounted for at the expiry dates of contracts that will be delivered later.

This account also includes non-hedge derivative losses related to call options and VVF converted into forward instruments.

	2002	**2001**
	$	$
Deferred gains	3,923	4,159
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	2,330	—
	6,253	4,159
Current portion	2,949	3,661
Long-term portion	3,304	498

12. EMPLOYEE FUTURE BENEFIT PLANS

The Company contributes to defined contribution and non-contributory defined registered benefit pension plans that are funded on the basis of actuarial valuations. These plans cover employees in Canada, United States and Guyana and are subject to an actuarial valuation every three years. The most recent actuarial valuation was performed as at January 1, 2001. As well, senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan (SERP). The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company's non-contributory defined registered benefit pension plan reflected the full amount of the base salary of such employees. The SERP is not presently funded but the Company reserves the right to contribute to the SERP at any time.

Defined contribution plans

The total expenses for the Company's defined contribution plan amounted to $1,563,000 ($1,482,000 in 2001 and $1,602,000 in 2000).

12. EMPLOYEE FUTURE BENEFIT PLANS (continued)

Defined pension benefit plans

	2002	2001
	$	$
Change in accrued benefit obligation		
Balance, beginning of year	5,995	5,176
Current service expense	387	395
Interest expense	357	353
Actuarial loss (gain)	(51)	85
Benefits paid	(123)	(204)
Foreign exchange variation	(456)	190
	114	819
Balance, end of year [1]	**6,109**	**5,995**
Change in plan assets		
Fair value, beginning of year	3,726	3,686
Actual return on plan assets	(181)	(79)
Employer contributions	271	152
Benefits paid	(77)	(153)
Foreign exchange variation	(301)	120
	(288)	40
Fair value, end of year	**3,438**	**3,726**
Funded status		
Excess of accrued benefit obligation over fair value of assets	(2,671)	(2,269)
Unamortized transitional asset	(1,280)	(1,499)
Unamortized net actuarial loss	1,153	871
Accrued benefit liability	**(2,798)**	**(2,897)**

[1] Included in the above accrued benefit obligation is the unfunded obligation of the SERP totaling $2,727,000 in 2002 ($2,576,000 in 2001).

12. EMPLOYEE FUTURE BENEFIT PLANS (continued)
Defined pension benefit plans (continued)

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligation are as follows:

	2002	2001
	%	%
Expected long-term rate of return on plan assets	7.0	7.0
Rate of compensation increase	3.0	3.0
Discount rate	6.5	6.5

The Company's net benefit plans expense is as follows:

	2002	2001	2000
	$	$	$
Current service expense	387	395	455
Interest expense	357	353	352
Expected return on plan assets	(247)	(248)	(253)
Amortization of transitional asset	(99)	(101)	(105)
Amortization of net actuarial loss	26	8	—
Net benefit expense	424	407	449

13. CAPITAL STOCK

Authorized

Unlimited number of common shares and Class I preferred shares; and 10,000,000 Class II preferred shares.

- Voting common shares without par value.
- Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.

  During 2000, the Company created the Class I preferred shares, Series 1 and issued 5,000,000 of these shares, without par value, entitling their holder to a non-cumulative dividend as determined by the Board of Directors, convertible into common shares for a period not exceeding 90 days after the approval by the shareholders of the elimination of the par value of the common shares and redeemable at the Company's option at the issue price of the shares; all such shares were converted into common shares. No preferred shares are currently outstanding.

	2002		2001		2000	
	Number of common shares	Amount	Number of common shares	Amount	Number of common shares	Amount
	(000)	$	(000)	$	(000)	$
Common shares issued and fully paid:						
Balance, beginning of year	104,904	226,291	75,563	209,961	70,563	204,961
Issued:						
Private placements	21,346	17,293	21,491	10,000	5,000	5,000
Public offering	27,273	38,595	—	—	—	—
Exercise of warrants	6,515	5,626	2,100	2,118	—	—
Private placement	—	—	4,950	3,692	—	—
Private placements of flow-through common shares [1]	129	235	800	520	—	—
	55,263	61,749	29,341	16,330	5,000	5,000
Balance, end of year	**160,167**	**288,040**	**104,904**	**226,291**	**75,563**	**209,961**
Common share Purchase Warrants:						
Balance, beginning of year		436		—		—
Issued:						
Public offering		319		—		125
Private placement		588		436		—
Exercised		(473)		—		—
Expired		—		—		(125)
		434		436		—
Balance, end of year		870		436		—
Total capital stock		288,910		226,727		209,961

[1] In 2002, 129,455 common shares were subscribed by Cambior officers and employees (300,000 common shares in 2001).

13. CAPITAL STOCK (continued)

Issuance of securities

2002:

On February 28, 2002, Cambior completed a private placement of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17,293,000 (Cdn $27,750,000). The proceeds were added to the working capital. Each special warrant was exercised into one common share and one-half warrant and each whole warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $319,000, to purchase 1,067,308 units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

On May 16, 2002, Cambior completed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). The first 50% of the proceeds was used to repay, in part, the 2001 Credit facility and the other 50% was added to the working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options to the underwriters estimated at $588,000, without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units at a price of Cdn $2.20 per unit.

During 2002, some 6,514,577 additional common shares were issued to various third parties following the exercise of warrants issued previously for total proceeds of $5,153,000.

On July 19, 2002, Cambior concluded a private placement of 129,455 flow–through shares at $1.81 (Cdn $2.79) per share, for proceeds of $235,000 (Cdn $361,000) used to incur Canadian Exploration Expenses (as defined in the applicable legislation) on some of the Company's properties located in Québec, Canada.

2001:

In 2001, Jipangu Inc. converted its $10,000,000 subordinated mortgage loan into equity pursuant to two private placements. The first private placement closed on January 18, 2001 whereby Jipangu Inc. subscribed for 15,000,000 common shares of the Company at a price of $0.42 per share for proceeds totaling $6,300,000. Then, on September 25, 2001, Jipangu Inc. concluded the second private placement totaling $3,700,000, consisting of 6,491,228 common shares at a price of $0.57 per share.

On July 25, 2001, Cambior concluded private placements of 800,000 flow-through shares at $0.65 (Cdn $1.00) per share, for proceeds of $520,000 (Cdn $800,000) used to incur Canadian Exploration Expenses (as defined in the applicable tax legislation) on some of the Company's properties located in Québec, Canada.

On December 12, 2001, Jipangu Inc. subscribed for 4,950,000 units (the "Units") at a price of $0.75 (Cdn $1.17) per Unit for proceeds totaling $3,692,000. Each Unit consisted of one common share and one warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share. All these warrants were exercised in November 2002.

2000:

On May 5, 2000, Jipangu Inc. and the Company concluded a private placement of 5,000,000 units at a price of $1.00 per unit. Each unit consisted of one newly created Class I Preferred Shares, Series 1 and one common share purchase warrant. Each Class I Preferred Share, Series 1 was converted on July 17, 2000, into one common share. Each warrant entitled Jipangu Inc. to subscribe for one additional common share until October 31, 2001 at a price of $1.01 (Cdn $1.60) per share. On October 31, 2001, Jipangu Inc. exercised 2,100,000 of these warrants for proceeds totaling $2,118,000. The remaining warrants expired without being exercised.

13. CAPITAL STOCK (continued)

Warrants

The maximum number of warrants exercisable as at December 31, 2002 is as follows:

Date of issue	Expiry date	Exercise price $ per share	Number issued (000)	Number exercisable (000)
January 12, 2001 [1]	December 31, 2005	Cdn $0.56	1,300	746
February 27, 2002	February 27, 2003	Cdn $1.30	1,067	107
February 27, 2002	February 27, 2003	Cdn $1.70	11,207	11,187
May 16, 2002	May 16, 2003	Cdn $2.20	1,363	1,363
May 16, 2002	November 24, 2003	Cdn $3.00	14,318	14,318
				27,721

[1] These warrants were issued to lenders of the 2001 credit facility and valued at $436,000.

Earnings per share

The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	2002	2001	2000
Number of instruments	(000)	(000)	(000)
Options	5,668	4,855	3,549
Warrants	27,721	6,250	5,000
	33,389	11,105	8,549

Common share purchase options

Under the Stock Option Plan for key employees of the Company and its subsidiaries, options may be granted to selected eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted market price of the common shares of the Company on the Toronto Stock Exchange for the five days trading immediately preceeding the date of grant.

13. CAPITAL STOCK (continued)
Common share purchase options (continued)

The following table sets out the activity in options:

	2002		2001		2000	
	Number	Weighted average price per option	Number	Weighted average price per option	Number	Weighted average price per option
	(000)	$/option	(000)	$/option	(000)	$/option
Common shares reserved [1]	9,000		5,500		5,500	
Outstanding, beginning of year	4,855	4.24	3,549	6.83	4,128	8.25
Granted	1,425	1.39	1,745	0.33	730	0.98
Exercised	(30)	0.33	—	—	—	—
Cancelled or expired	(582)	8.64	(439)	6.56	(1,309)	7.16
Outstanding, end of year	5,668	3.13	4,855	4.24	3,549	6.83
Options exercisable, end of year	2,354		2,230		1,796	

[1] At their Annual General and Special Meeting, held on May 7, 2002, the shareholders approved an increase in the number of Common Shares issuable under the Stock Option Plan bringing the maximum of 3,500,000 Common Shares to a new maximum of 9,000,000 Common Shares.

The stock options outstanding at December 31, 2002 are detailed as follows:

Exercise price	Options outstanding			Exercisable options	
	Number	Weighted average remaining life	Weighted average exercisable price per option	Number	Weighted average exercisable price per option
($ per option)	(000)	(years)	($ per option)	(000)	($ per option)
0.32 to 0.37	1,570	5.5	0.33	—	—
0.52	33	5.5	0.52	—	—
0.79 to 1.01	626	4.6	0.93	300	0.93
1.31 to 1.39	1,385	6.5	1.39	—	—
2.66 to 3.59	729	3.4	3.59	729	3.59
4.94	228	2.4	4.94	228	4.94
7.23 to 9.98	398	2.4	7.24	398	7.24
10.57 to 12.56	699	0.9	11.54	699	11.54
	5,668		3.13	2,354	6.36

13. CAPITAL STOCK (continued)
Common share purchase options (continued)

Accounting for compensation plans

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting has been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of 5 years and the following assumptions:

	2002	2001	2000
Semi-annual risk-free interest rate	5.07%	5.06%	6.54%
Volatility	85%	95%	95%
Dividend	—	—	—

A pro-forma compensation charge is recognized over the vested period. Accordingly, the Company's net loss and basic and diluted net loss per share would have been reported on a pro forma basis as follows:

	2002	2001	2000
	$	$	$
Net loss, as reported	(8,052)	(8,239)	(81,610)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(814)	(1,186)	(1,920)
Pro forma net loss	**(8,866)**	**(9,425)**	**(83,530)**
Basic and diluted net loss per share, as reported ($)	(0.06)	(0.09)	(1.12)
Basic and diluted net loss per share, pro forma ($)	(0.06)	(0.10)	(1.14)

The weighted average fair value of options granted in 2002 was $1.00 ($0.25 in 2001 and $0.44 in 2000).

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Cambior's financial instruments and commodities:

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Financial Assets				
Cash and cash equivalents [1]	17,595	17,595	14,586	14,586
Short-term investments [1]	25,208	25,208	—	—
Accounts receivable [1]	4,078	4,078	3,134	3,134
Settlements receivable [1]	3,644	3,644	2,471	2,471
Investments – Publicly traded companies [2]	2,466	5,082	333	1,048
Investments – Amount receivable [3]	1,699	1,699	1,601	1,601
Call options sold, VVF and lease rate swaps (Note 18)	—	—	5,330	5,330
Gold forwards (Note 18) [5]	—	—	—	3,510
Financial Liabilities				
Accounts payable and accrued liabilities [1]	24,341	24,341	22,609	22,609
Long-term debt [4]	27,998	27,998	51,077	51,077
Call options and lease rate swaps (Note 18) [5]	6,362	6,362	—	—
Gold forwards (Note 18) [5]	—	37,381	—	—
Foreign exchange contracts [6]	—	3,185	—	4,811

[1] The fair value of cash and cash equivalents, short-term investments, accounts receivable, settlements receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

[2] The fair value of the shares of publicly-traded companies was based on the last quoted market price and includes an amount of $855,000 representing the warrant value as determined by the management.

[3] The fair value of the amount receivable from the purchaser of El Pachon is equivalent to the carrying amount since it is presented at its discounted value.

[4] Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2002 and 2001.

[5] The Company obtains an independent valuation of its portfolio of gold commitments. This market valuation is based on the market price, rate of interest, gold lease rate and volatility.

[6] The fair value of the foreign exchange contracts is based on the market foreign exchange rate and the forward premium.

15. DECREASE OF DEFICIT FROM CONTRIBUTED SURPLUS

At their annual general and special meetings held on May 7, 2002 and June 22, 2000, the Company's shareholders adopted resolutions to apply amounts available from the contributed surplus account of $23,047,000 in 2002 to reduce the Company's accumulated deficit in 2000, and to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999.

16. CUMULATIVE TRANSLATION ADJUSTMENT

This account reflects the difference in the net value of the assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period.

The changes in this account are as follows:

	2002	2001	2000
	$	$	$
Cumulative unrealized loss, beginning of year	(20,365)	(15,421)	(8,754)
Unrealized gain (loss) for the year on translation of net assets	969	(5,858)	(7,539)
Exchange loss charged to operations following reduction in net investment in Canadian operations			
Continuing operations	541	914	—
Discontinued operations	—	—	872
Cumulative unrealized loss, end of year	**(18,855)**	**(20,365)**	**(15,421)**
Exchange rate, end of year	**1.5776**	**1.5928**	**1.4995**

17. INCOME AND MINING TAXES

The provision for income and mining taxes is different from the amount that would have resulted by applying the Canadian statutory income tax rate (federal and provincial: 38.2% in 2002, 2001 and 2000) as a result of the following:

	2002	2001	2000
	$	$	$
Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial)	(2,941)	(3,103)	(31,209)
Increase (Decrease) resulting from:			
Resource allowance and earned depletion	(1,084)	(817)	(2,854)
Unrecognized deductible temporary differences of the year	2,889	2,248	19,459
Unrecognized tax benefit on earnings in Canada	—	2,627	—
Unrecognized tax benefit on earnings of foreign subsidiaries	1,954	—	13,106
Non-taxable portion of gain	(139)	(357)	—
Income tax rate differential of foreign subsidiaries	243	115	1,588
Use of a tax benefit not previously recognized	(720)	(730)	—
Non-deductible items and other elements	(202)	17	(90)
	—	—	—
Tax on large corporations	353	115	384
Provincial mining taxes	—	—	(473)
	353	115	(89)

17. INCOME AND MINING TAXES (continued)

The provision for income and mining taxes is made up of the following components:

	2002	2001	2000
	$	$	$
Current			
Federal income taxes – Tax on large corporations in Canada	353	115	384
Provincial mining taxes	—	—	(473)
	353	115	(89)
Continuing operations	353	115	(148)
Discontinued operations	—	—	59
	353	115	(89)

The provision for future income and mining taxes has been provided on temporary and timing differences which consists of the following:

	2002	2001	2000
	$	$	$
Depreciation, depletion and amortization	1,397	(262)	(147)
Writedown of mining assets	—	(1,897)	(21,550)
Mine closures, reclamation and other provisions	(841)	(89)	(367)
Taxable deferred revenues	(341)	—	—
Recognized losses	—	—	2,605
Unrecognized non-hedged derivative loss	(3,013)	—	—
Unrecognized deductible temporary differences of the year	2,889	2,248	19,459
Other	(91)	—	—
	—	—	—

17. INCOME AND MINING TAXES (continued)

As at December 31, 2002 and 2001, future tax assets have been as follows:

		2002				2001[1]
	Canada	U.S. and other	Total	Canada	U.S. and other	Total
	$	$	$	$	$	$
Net operating loss carry-forwards	—	59,969[2]	59,969	152	53,607[2]	53,759
Difference between book and tax depreciation and depletion	64,970	13,181	78,151	67,045	12,059	79,104
Accrued liabilities	5,775	735	6,510	4,129	—	4,129
Others	2,363	—	2,363	824	—	824
Total of future tax assets before valuation allowance	73,108	73,885	146,993	72,150	65,666	137,816
Valuation allowance	(73,108)	(73,885)	(146,993)	(72,150)	(65,666)	(137,816)
Total of future tax assets	—	—	—	—	—	—

[1] Adjustments have been made to the 2001 figures to take into account tax rate adjustments and losses of foreign subsidiaries.

[2] Losses in other countries include losses in Guyana for an amount of $87,500,000 ($72,445,000 in 2001), losses in the United States for an amount of $78,200,000 ($77,343,000 in 2001), losses in Suriname for an amount of $990,000 (nil in 2001) and losses in Peru for an amount of $5,300,000 ($3,500,000 in 2001).

Cambior has approximately $92,790,000 ($99,720,000 in 2001) of cumulative Canadian exploration and cumulative Canadian development expenses and approximately $223,460,000 ($225,960,000 in 2001) in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years.

18. COMMITMENTS AND CONTINGENCIES

Gold sales and deliveries

The Company's gold sale and delivery commitments are as follows [1]:

		2003	2004	2005	2006	2007	Total
Forwards							
Quantity	(000 ozs)	420	255	155	130	56	1,016
Average price	($/oz)	302	309	317	326	350	312
Prepaid Gold Forwards (Note 10)							
Quantity	(000 ozs)	52	52	52	—	—	156
Average price	($/oz)	235	235	235	—	—	235
Minimum Delivery Obligations							
Quantity	(000 ozs)	472	307	207	130	56	1,172
Average price	($/oz)	295	296	296	326	350	302
Call Options Sold [2] [3]							
Quantity	(000 ozs)	10	104	—	—	—	114
Average price	($/oz)	300	301	—	—	—	301
Total Delivery Commitments							
Quantity	(000 ozs)	482	411	207	130	56	1,286
Average price	($/oz)	295	297	296	326	350	301

[1] The designation dates for accounting purposes differ from commitment dates.

[2] The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

[3] Certain call options sold and forward positions, totaling 577,538 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

The estimated mark-to-market value of Cambior's gold forward sale and delivery commitments, excluding the prepaid gold forward, calculated at a spot price of $343 per ounce in 2002 ($277 per ounce in 2001) is as follows:

	2002	2001
	$	$
Forwards	(37,381)	3,510
Call options sold, VVF and lease rate swaps (accounted for in the balance sheet as fair value of non-hedge derivative instruments)	(6,362)	5,330
	(43,743)	8,840

The non-hedge derivative loss of $16,765,000 in 2002 (loss of $731,000 in 2001 and gain of $41,761,000 in 2000), represents the annual variation of the mark-to-market value of the non-hedge derivative instruments combined with the deferred non-hedge derivative loss related to the conversion of call options and VVF into forward instruments.

18. COMMITMENTS AND CONTINGENCIES (continued)

Foreign exchange contracts

The Company's Canadian dollar hedging commitments are as follows:

	2003	2004	2005	2006	Total
Fixed Forwards					
US dollars	57,728	45,422	28,039	12,000	143,189
Exchange rate	1.5616	1.5732	1.5637	1.6410	1.5723

As at December 31, 2002, the fair value loss of the foreign exchange contracts is $3,185,000 ($4,811,000 as at December 31, 2001). This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

Risk of counter-parties

Realization of the Company's hedging program is dependent upon the ability of the counter-parties to respect the terms of the contracts and the maintenance of a liquid market. Cambior's counter-parties in its hedging transactions are also lenders to the Company.

Royalties

Production from some mining properties is subject to royalties based on various methods of calculation summarized as follows:

Mine	Calculation			Payment
		2002	2001	2000
		$	$	$
Omai mine	5% in-kind royalty on mineral production payable to the Government of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce	4,934	4,288	4,596
Mouska mine	Two royalties totaling 1% and 2% respectively of gold production [(1)]	435	319	371
Total		5,369	4,607	4,967

[(1)] During 2002, the Company bought back 80% of the 1% royalty for an amount of $153,000 (Cdn $240,000).

The Company is also subject to other royalties for which no amount was paid during 2002, 2001 and 2000:

Doyon mine: A royalty equivalent to 24.75% of any excess of the annual average market price over $375 per ounce of gold produced;

Sleeping Giant: Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other;

Carlota project: 5% net smelter royalty upon commencement of commercial production;

Rosebel project: 2% in-kind royalty per ounce of gold production;

0.25% of all mineral produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname;

Price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the arithmetic average of the market prices determined by the London Bullion Market, P.M. Fixing;

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced.

18. COMMITMENTS AND CONTINGENCIES (continued)

Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its future financial position or operating results.

19. JOINT VENTURES

The following accounts represent the Company's proportionate interest in the following joint ventures: Niobec mine (50%), Sleeping Giant mine (50%) and El Pachon project (50%) which was sold in September 2001.

	2002	2001	2000
	$	$	$
Current assets	8,281	7,796	5,453
Property, plant and equipment	17,236	16,256	32,739
Current liabilities	(3,026)	(2,549)	(2,333)
Other liabilities	(386)	(319)	(240)
	22,105	21,184	35,619
Revenues	33,975	29,437	27,876
Expenses	(24,882)	(22,713)	(22,616)
Net earnings	9,093	6,724	5,260
Cash flow from (used in):			
Operating activities	10,830	7,354	9,390
Investing activities	(3,035)	(2,070)	(4,410)
Financing activities	—	—	—

20. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), both located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting service activities are grouped with Niobec.

	Omai	Doyon	Sleeping Giant	Niobec and others	Discontinued operations	Corporate and projects	Total
	$	$	$	$	$	$	$
2002							
Revenues – Mining operations	100,650	66,988	10,149	23,662	—	809	202,258
Financial expenses	2,629	44	3	—	—	(277)	2,399
Depreciation, depletion and amortization	12,330	13,619	1,505	792	—	588	28,834
Divisional earnings (loss)	5,676	1,830	1,107	8,023	—	(8,974)	7,662
Capital expenditures	4,497	8,071	1,817	1,924	—	16,124	32,433
Property, plant and equipment	48,119	85,109	4,687	13,256	—	49,004	200,175
Divisional assets	74,830	89,012	5,024	21,200	—	89,340	279,406
2001							
Revenues – Mining operations	106,793	63,198	8,811	18,718	—	—	197,520
Financial expenses	4,800	(95)	—	—	—	860	5,565
Depreciation, depletion and amortization	16,449	15,356	1,388	1,144	—	607	34,944
Writedown of assets	5,419	—	—	—	—	—	5,419
Divisional earnings (loss)	(2,454)	(473)	353	5,183	—	(9,815)	(7,206)
Capital expenditures (disposals)	8,303	7,553	1,032	1,038	(12,386)	923	6,463
Property, plant and equipment	58,133	89,781	4,251	12,004	—	30,514	194,683
Divisional assets	77,969	93,449	4,827	19,156	—	56,371	251,772
2000							
Revenues – Mining operations	111,923	70,122	11,794	16,082	—	—	209,921
Financial expenses	16,583	—	—	—	—	2,129	18,712
Depreciation, depletion and amortization	27,440	22,718	2,123	1,123	—	580	53,984
Writedown of assets	42,388	46,899	—	—	—	5,034	94,321
Divisional earnings (loss)	(55,507)	(49,828)	2,646	2,774	(7,192)	(16,614)	(123,721)
Capital expenditures (disposals)	8,816	10,663	1,135	3,076	(64,869)	(10,060)	(51,239)
Property, plant and equipment	71,587	103,446	4,886	12,854	13,906	29,193	235,872
Divisional assets	91,452	106,461	5,319	17,873	13,906	47,689	282,700

20. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings (loss) to net loss for the year is as follows:

	2002	2001	2000
	$	$	$
Divisional earnings (loss)	16,636	2,609	(99,915)
Corporate and projects	(8,974)	(9,815)	(16,614)
Results of discontinued operations	—	—	(7,192)
	7,662	(7,206)	(123,721)
Investment income	1,945	727	720
Non-hedge derivative gain (loss)	(16,765)	(731)	41,761
Loss on foreign exchange from reduction in net investment	(541)	(914)	—
Income and mining taxes	(353)	(115)	148
Restructuring charge	—	—	(518)
Net loss	(8,052)	(8,239)	(81,610)

Geographic information

	Revenues – mining operations			Property, plant and equipment	
	2002	2001	2000	2002	2001
	$	$	$	$	$
Canada	101,456	90,727	97,998	103,979	107,535
Guiana Shield	100,802	106,793	111,923	79,642	71,308
United States and other	—	—	—	16,554	15,840
	202,258	197,520	209,921	200,175	194,683

21. SUBSEQUENT EVENT

New $65,000,000 financing commitment for Rosebel Gold Project, Suriname

On February 7, 2003, Cambior completed a new credit facility with a group of financial institutions for an amount of $65,000,000. The credit facility consists of a non-revolving term loan for an amount of $55,000,000 and a $10,000,000 revolving credit facility, both maturing on December 31, 2007. The term loan minimum repayments are scheduled as follows, with the initial reimbursement due on June 30, 2004:

Year of repayment	$
2004	15,000
2005	16,000
2006	16,000
2007	8,000
	55,000

In addition, Cambior has agreed to repay up to $5,000,000 from proceeds from the exercise of warrants in 2003 or new share issues in order to reduce commitments and/or outstandings under the non-revolving term facility following the scheduled reductions pro-rata.

The credit facility will bear interest at LIBOR rate plus 2.50% until "Commercial Completion" of the Rosebel Project as defined under the terms of the credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

21. SUBSEQUENT EVENT (continued)
New $65,000,000 financing commitment for Rosebel Gold Project, Suriname (continued)

This new credit facility will be used to repay the $22,440,000 balance under the 2001 credit facility and to finance the construction and development of the Rosebel Project.

Under the new credit facility, Cambior is required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the loan facility. As part of the Revenue Protection Program covenant, Cambior will have the right to roll forward its contracts up to the final maturity of the loan and the hedging lines will not be subject to margin calls. This covenant will allow Cambior to pursue its reduction of the Revenue Protection Program in accordance with its corporate strategy.

The agreement with the lenders is subject to the maintenance of various covenants and financial ratios similar to those currently in force.

22. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

A. Consolidated Financial Statements

The adjustments to comply with U.S. GAAP would be as follows:

Consolidated statement of operations

	2002	2001	2000
	$	$	$
Net loss as per Canadian GAAP	(8,052)	(8,239)	(81,610)
Writedown of assets (a)	—	5,419	1,698
Depreciation, depletion and amortization (b)	4,430	7,270	7,811
Mining properties (c)	(3,516)	—	4,302
Unrealized gain (loss) on forward exchange contracts (d)	6,367	(174)	(4,220)
Exchange loss (gain) (e)	541	914	(949)
Net earnings (loss) as per U.S. GAAP	**(230)**	**5,190**	**(72,968)**
Basic and diluted net earnings (loss) per share as per U.S. GAAP:			
Continuing operations	0.00	0.06	(0.89)
Discontinued operations	0.00	0.00	(0.11)
Total	**0.00**	**0.06**	**(1.00)**

22. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A. Consolidated Financial Statements (continued)

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would have been as follows:

	December 31, 2002			December 31, 2001		
	As per GAAP in Canada	Adjustments	As per U.S. GAAP	As per GAAP in Canada	Adjustments	As per U.S. GAAP
	$	$	$	$	$	$
Assets						
Long-term investments	4,165	1,762 [f]	5,927	1,934	715 [f]	2,649
Property, plant and equipment	200,175	(41,883) [a]	161,112	194,683	(41,883) [a]	154,706
		19,511 [b]			15,081 [b]	
		(16,691) [c]			(13,175) [c]	
Fair value of hedge derivatives	—	—	—	—	3,510 [g]	3,510
Fair value of non-hedge derivatives	—	—	—	5,330	(4,811) [d]	519
Liabilities						
Current portion of deferred gains	2,949	(2,949) [g]	—	3,661	(3,661) [g]	—
Deferred gains	3,304	(3,304) [g]	—	498	(498) [g]	—
Fair value of hedge derivatives	—	40,566 [g]	40,566	—	—	—
Fair value of non-hedge derivatives	6,362	—	6,362	—	—	—
Shareholders' Equity						
Capital stock	288,910	(24,843) [h]	270,820	226,727	(20,276) [h]	213,204
		6,753 [i]			6,753 [i]	
Contributed surplus	—	11,626 [i]	373,293	23,047	11,626 [i]	373,293
		361,667 [j]			338,620 [j]	
Deficit	(107,448)	(382,677)	(490,125)	(117,876)	(372,019)	(489,895)
Changes in market value of investments	—	1,762 [f]	1,762	—	715 [f]	715
Gain (loss) on hedge derivatives	—	(35,869) [g]	(35,869)	—	7,669 [g]	7,669
Cumulative translation adjustment	(18,855)	9,480 [e]	(28,888)	(20,365)	10,021 [e]	(29,857)
		(19,513) [i]			(19,513) [i]	

Change in accounting policies under U.S. GAAP

FASB Statement 133

On January 1, 2001, the Company implemented FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The Company has designated its prepaid gold forward as normal sales as defined by SFAS 138 and this contract is therefore excluded from the scope of SFAS 133. Gold Forward contracts have been designated as cash flow hedges for U.S. GAAP purposes and are marked-to-market and related unrealized gains or losses on those instruments are charged to other comprehensive income. VVF contracts, written call options and foreign exchange spot deferred and fixed forwards contracts have not been designated as hedges for U.S. GAAP purposes and are marked-to-market in current operations. On January 1, 2001, the Company charged an amount of $8,813,000 as a transition adjustment on adoption of SFAS 133. Since July 1, 2002, the Company has applied hedge accounting for foreign exchange fixed forward contracts, see 22A(d).

FASB Statement 144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant changes have occurred for the Company since its adoption.

(a) Writedown of assets

Following the periodic evaluation of the carrying amount of the Company's property, plant and equipment referred to in notes 2 and 8, an additional writedown under U.S. GAAP in 1999 was required as a result of discounting cash flow from impaired properties. In 2002 and 2001, no writedown was required under U.S. GAAP and in 2000, the writedown under U.S. GAAP was lower than under Canadian GAAP.

(b) Depreciation, depletion and amortization

Following the additional writedown taken under U.S. GAAP in 1999 as mentioned in (a), the depreciation, depletion and amortization of mining assets for the years 2002, 2001 and 2000 was lower under U.S. GAAP than under Canadian GAAP.

(c) Mining properties

Under Canadian GAAP, exploration costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to property, plant and equipment under mining projects. Under United States Securities and Exchange Commission guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, should be expensed as incurred and such property should be classified as an exploration property.

(d) Unrealized gain (loss) on forward exchange contracts

Gains and losses on forward exchange contracts are not charged to income until maturity of the contracts. Under U.S. GAAP for the year ended December 31, 2001 and for the six-month period ended June 30, 2002, unrealized gains (losses) were charged to income as they occurred. Since July 1, 2002, the Company has designated foreign currency fixed forwards as cash flow hedge for U.S GAAP purposes, and consequently, those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. Unrealized gains and losses are included in revenues in the same period as the corresponding hedge item.

(e) Exchange gain (loss)

The Company has recognized an exchange loss as a result of the reduction in the net investment in Canadian mining operations. Under U.S. GAAP, adjustments to the equity translation account were made only when there was a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

(f) Long-term Investments

Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value other than a temporary decline. Under U.S. GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

(g) Gain (Loss) on hedge derivatives

As explained in the change in accounting policies note 22A, the Company designated gold forward contracts as cash flow hedge for U.S. GAAP purposes. Furthermore, since July 1, 2002, the Company designated foreign exchange contracts as cash flow hedge of Canadian sales denominated in U.S. dollars. Those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. When the Company delivers gold production against those contracts at a date earlier than anticipated, the net gain or loss remains in the other comprehensive income and is reclassified into earnings at the original designation date under U.S. GAAP. Under Canadian GAAP, the net gain or loss is deferred and charged to earnings at the original designation date.

(h) Share issue expenses

Share issue expenses are shown as a reduction in retained earnings as provided for under Canadian GAAP. Under U.S. GAAP, these expenses must be shown as a reduction in capital stock.

(i) Change in functional currency

The Company adopted the US dollar as its functional currency effective January 1, 1996. Under U.S. GAAP, prior years' financial statements must be translated using the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach has been applied retroactively.

(j) Elimination of the deficit

On May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account of $23,047,000 to reduce the Company's accumulated deficit and on June 22, 2000, shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999, prior to restatement, by applying amounts available from the contributed surplus account. Under U.S. GAAP, such transfers are not permitted.

B. Consolidated Comprehensive Income (Loss)

The statement of consolidated comprehensive income (loss) is as follows:

	2002	2001	2000
	$	$	$
Net earnings (loss) as per U.S. GAAP	(230)	5,190	(72,968)
Other comprehensive income (loss)			
Translation adjustment	969	(5,858)	(7,539)
Unrealized gain (loss) on investments	1,047	(726)	(1,483)
Transition adjustment on adoption of SFAS 133 [1]	—	8,813	—
Loss on hedge derivatives	(43,538)	(1,144)	—
Exchange loss charged to earnings	—	—	1,821
Consolidated comprehensive income (loss)	(41,752)	6,275	(80,169)

[1] Significantly all of this amount has been reclassified in the statement of operations during the year.

Changes in items of the other comprehensive income (loss) are as follows:

	Balance at beginning	Changes during year	Exchange loss charged to earnings (Notes 16 and 22A (d))	Balance at end
	$	$	$	$
2002				
Cumulative translation adjustment	(29,857)	969	—	(28,888)
Gain (loss) on hedge derivatives	7,669	(43,538)	—	(35,869)
Unrealized gain on investments	715	1,047	—	1,762
Other cumulative comprehensive loss	(21,473)	(41,522)	—	(62,995)
2001				
Cumulative translation adjustment	(23,999)	(5,858)	—	(29,857)
Gain on hedge derivatives	—	7,669	—	7,669
Unrealized gain (loss) on investments	1,441	(726)	—	715
Other cumulative comprehensive loss	(22,558)	1,085	—	(21,473)
2000				
Cumulative translation adjustment	(18,281)	(7,539)	1,821	(23,999)
Unrealized gain (loss) on investments	2,924	(1,483)	—	1,441
Other cumulative comprehensive loss	(15,357)	(9,022)	1,821	(22,558)

C. Accounting for Compensation Plans

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. If the fair value based method of accounting had been applied, the Company's net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2002, 2001 and 2000 would have been as follows on a pro forma basis:

	2002	2001	2000
	$	$	$
Net earnings (loss), as reported	(230)	5,190	(72,968)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(814)	(1,186)	(1,920)
Pro forma net earnings (loss)	(1,044)	4,004	(74,888)
Basic and diluted net earnings (loss) per share, as reported ($)	(0.00)	0.06	(1.00)
Basic and diluted net earnings (loss) per share, pro forma ($)	(0.01)	0.04	(1.02)

D. Standard Applicable for the Year 2003

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The statement is effective for fiscal years beginning after June 15, 2002, and the Company has not yet determined the effect of adoption.

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability recognition for certain employee termination benefits and other costs to exit an activity (including certain costs incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. The Company is currently evaluating the impact of the Statement.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123 ("SFAS 148"). This amendment provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company believes that this statement will not have a material impact on its financial statements.

FIVE YEAR ANNUAL REVIEW 1998-2002

YEARS ENDED DECEMBER 31 (UNAUDITED)

	2002	2001	2000	1999	1998
FINANCIAL DATA (in millions of $)					
Total revenues [1]	204.2	198.2	210.6	229.0	254.2
Mining operations costs [1]	154.3	151.4	152.4	152.2	159.4
Depreciation, depletion and amortization [1]	28.8	34.9	54.0	56.6	50.7
Exploration and business development expenses [1]	4.2	3.4	2.4	8.0	7.9
General and administrative expenses [1]	4.8	3.9	4.6	6.3	6.1
Financial expenses [1]	2.4	5.6	18.7	7.8	6.6
EBITDA [1,2]	40.4	39.4	51.2	63.6	84.6
Writedown of assets [1]	—	5.4	94.3	156.5	24.1
Earnings (Loss) before unusual items [1]	9.2	(1.2)	(21.3)	(8.6)	20.6
Net earnings (loss) [3]	(8.1)	(8.2)	(81.6)	(373.6)	(13.8)
Cash flow from operating activities [4]	30.8	81.3	25.7	11.0	83.9
Adjusted cash flow from operating activities [4]	43.0	32.4	25.7	11.0	83.9
Dividends	—	—	—	1.8	3.5
Investments [1]	32.4	18.8	13.6	58.4	171.0
Cash and short-term investments	43	15	4	6	22
Total assets	279	252	283	522	809
Total debt	28	51	130	214	166
Deferred revenue	37	49	—	—	—
Shareholders' equity	163	112	108	191	538
Weighted average number of common shares (in millions)	140.1	92.8	73.1	70.6	69.6
Shares outstanding at year end (in millions)	160.2	104.9	75.6	70.6	70.6
PER SHARE DATA (dollars)					
EBITDA [1,2]	0.29	0.42	0.70	0.90	1.22
Earnings (Loss) before unusual items [1]	0.07	(0.01)	(0.29)	(0.12)	0.30
Net earnings (loss) [3]	(0.06)	(0.09)	(1.12)	(5.29)	(0.20)
Cash flow from operating activities [4]	0.22	0.88	0.35	0.16	1.21
Adjusted cash flow from operating activities	0.31	0.35	0.35	0.16	1.21
Dividends	—	—	—	0.025	0.05
Shareholders' equity	1.02	1.06	1.43	2.71	7.62
PRODUCTION DATA [5]					
Production (000 oz Au)	569	615	613	630	638
Gold price used for reserve/resource calculation ($/oz)	325	300	300	325	325
Accounting realized price ($/oz)	308	289	321	356	389
Average market price ($/oz)	310	271	279	279	294
Mine operating cost ($/oz)	223	212	217	218	235
Depreciation, depletion and amortization ($/oz)	48	54	86	94	83
Number of employees	1,698	1,652	1,600	2,204	2,447

(1) This data concerns continuing operations only. The comparative data has been reclassified accordingly.

(2) Earnings before interest, taxes, depreciation, depletion and amortization, non-hedge derivative gain (loss) and writedown of assets.

(3) In 2000, the Company changed its accounting policy for written call options and variable volume forward contracts. This change in accounting policy was applied retroactively.

(4) The comparative data for 1998 has been reclassified to conform to the accounting standard in place since the beginning of 1999, relating to the cash flows statements. Adjusted cash flow from operating activities is presented without the deferred revenue.

(5) The production data includes all operations (continuing and discontinued).

QUARTERLY REVIEW
(UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2002
RESULTS (in millions of $)					
Total revenues	49.5	48.8	52.6	53.3	204.2
EBITDA [1]	9.9	8.4	11.2	10.8	40.4
Cash flow from operating activities	9.2	0.1	9.0	12.5	30.8
Adjusted cash flow from operating activities	12.2	3.2	12.1	15.5	43.0
Earnings (Loss) before the undernoted items	1.5	0.6	3.2	3.9	9.2
Non-hedge derivative gain (loss) and other	(11.9)	(3.7)	0.8	(2.5)	(17.3)
Net earnings (loss)	(10.4)	(3.1)	4.0	1.4	(8.1)
PER SHARE ($)					
EBITDA [1]	0.09	0.06	0.07	0.07	0.29
Cash flow from operating activities	0.09	0.00	0.06	0.08	0.22
Adjusted cash flow from operating activities	0.11	0.02	0.08	0.10	0.31
Earnings (Loss) before the undernoted items	0.01	0.01	0.02	0.03	0.07
Non-hedge derivative gain (loss) and other	(0.11)	(0.03)	0.01	(0.02)	(0.13)
Net earnings (loss)	(0.10)	(0.02)	0.03	0.01	(0.06)
Weighted average number of common shares (in millions) [2]	107.3	140.9	154.7	156.7	140.1
GOLD PRODUCTION					
Number of ounces (000)	149	137	150	133	569
Accounting realized price ($ per ounce)	289	311	315	320	308
Average market price ($ per ounce)	290	312	314	322	310
Mine operating cost ($ per ounce)	207	233	216	240	223
FINANCIAL POSITION (in millions of $)					
Cash and short-term investments	23	32	35	43	43
Total assets	252	273	267	279	279
Total debt	43	26	26	28	28
Deferred revenue	46	43	40	37	37
Shareholders' equity	117	156	156	163	163

[1] Earnings before interest, taxes, depreciation, depletion and amortization, unrealized loss/gain on derivative instruments and writedown of assets.

[2] As at December 31, 2002, Cambior had a total of 160.2 million common shares outstanding.

Mineral Reserve and Resource Definitions

Mineral reserve and mineral resource estimates have been calculated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000. There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

Cambior's qualified persons [1] responsible for the mineral reserve and resource calculations for each mine or project are as follows:

Mine	Location	Name	Title
Omai	Guyana	Y. Michaud	Geology Superintendent
		A. Croal	Engineering Superintendent
Doyon	Québec, Canada	D. Doucet	Chief Geologist
		A. Grenier	Chief Engineer
Mouska	Québec, Canada	P. Lévesque	Chief Geologist
		K. Marquis	Chief Engineer
Sleeping Giant	Québec, Canada	F. Blanchet	Chief Geologist
		D. Vallières	Chief Engineer
Gold Projects			
Rosebel	Suriname	R. Sirois	Geology Superintendent
		A. Croal	Engineering Superintendent, OGML
La Arena	Peru	F. Clouston	Project Assessment Engineer
Copper Project			
Carlota	*Arizona, USA*	*Independent Mining Consultants Inc.*	
Industrial Minerals			
Niobec [2]	Québec, Canada	D. Villeneuve	Chief Geologist
		S. Thivierge	Engineering and Maintenance Superintendent

[1] Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

[2] The Niobec mine is jointly owned by operator Mazarin Inc. (50%) and Cambior (50%), who is responsible for the marketing.

The Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all of its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Manager, Mining Geology with Cambior Inc. who is also a qualified person.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 20-F. A copy of the 2001 Form 20-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Mineral Reserves

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's mining operations for the proven and probable mineral reserves.

Mine	Average metallurgical recovery [1] (Gold %)	Cut-off grades [2] (g Au/t)
Omai	93	0.35 to 0.70
Doyon	96	3.2 to 4.4
Mouska	94	9.2 to 10.3
Sleeping Giant	97	8.5 to 9.3

[1] Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.
[2] Varies depending on the mining method used.

Sensitivity Analysis

To establish the 2002 and 2001 year-end mineral reserves, the Company used long-term gold prices of $325 per ounce and $300 per ounce, respectively, and a long-term copper price of $0.90/lb. For the Canadian operations, a long-term exchange rate of Cdn $1.54 was used.

Proven and probable mineral reserves for the current gold operations at December 31, 2002 were 2.1 million ounces. A sensitivity analysis using a gold price of $300 per ounce indicates that mineral reserves would fall 1% to 2.1 million ounces. The impact of a $300 gold price on the Doyon Division would be a reduction of 1%, while the impact on the Omai mine would be a reduction of 2%.

The impact of a $300 gold price on the Rosebel project would be a reduction of 10% to 1.9 million ounces contained.

GLOSSARY

FINANCIAL TERMS

AMEX: American Stock Exchange.

Call option: option giving the purchaser the right but not the obligation to buy gold at a predetermined (strike) price.

Cash flow per share: cash flow from operations divided by the weighted average number of shares outstanding over the reporting period.

Contango: a future price that is higher than the current price. The difference in the gold market results from the differential in the cost of borrowing gold (gold lease rate) and the interest earned on cash deposits.

Direct mining cost: the average cost of producing an ounce of gold at the mine, excluding stripping costs, refining and transportation costs and by-product credits.

Earnings per share: the net income divided by the weighted average number of shares outstanding over the reporting period.

EBITDA: earnings before interest, taxes, depreciation, depletion and amortization, non-hedge derivative gain/loss and others and writedown of assets.

Forward sales: the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

LIBOR: the prime interest rate per annum at which deposits in U.S. dollars are loaned by banks in the London interbank market.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Margin call: call for margin deposit as security for the counter-party.

Mark-to-market valuation: the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, gold lease rate, etc.

Mine operating cost: the average cost of producing an ounce of gold. Includes deferred stripping costs, refining and transportation costs and by-product credits less royalties, depreciation and reclamation.

Prepaid gold forward sales agreement: an agreement to deliver a quantity of gold over a period of time. The cash proceeds are received up front and accounted for as deferred revenue.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns ("NSR") or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: Toronto Stock Exchange.

Variable volume forward: a contract for a nominal quantity of gold maturing at fixed delivery dates. The delivery dates and strike prices are fixed, but quantity to be delivered during any specific month may vary from a minimum of 80% to a maximum of 150% of the nominal quantity based on the spot gold price.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

MINING TERMS

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (CIL) process: a modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

Carbon-in-pulp (CIP) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as it passes through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the ground without reduction due to mining loss or dilution.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the calculation of mineral reserves in a given deposit.

Deferred development: development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

Deferred stripping: additional waste mining in excess of the average stripping ratio for some period of time during the mine plan in an open-pit operation. Costs related to this additional waste mining are capitalized when occurring and charged back to operating costs when waste mining is less than the average stripping ratio.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

Grade: the relative quantity or percentage of metal or mineral content.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

Reclamation: operation consisting of restoring a mining site to a satisfactory condition.

Recovery: the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Rock mechanics: analysis of the forces acting along joints, faults, and bedding planes of natural rock in situ, especially in the evaluation of wall strengths in underground mines and slopes and slope angles in open-pit mines.

Stope: the underground excavation from which the orebody is extracted.

Stoping: the process of mining the orebody.

Stripping: the process of removing overburden or waste rock to expose ore.

Strip ratio: ratio of waste to ore in an open pit operation.

Tailings: the material that remains after all metals or minerals considered economic have been removed from ore during milling.

Tailings pond: a containment area used to deposit tailings from milling.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

OUR CORPORATE GOVERNANCE

Our Corporate governance rules aim at allowing each authority of the Company to fully assume their role and act in the best interest of all the shareholders.

The management of the Company is supervised by a Board of Directors (the "Board") composed almost exclusively of unrelated directors. Louis P. Gignac, President and Chief Executive Officer of the Company, is the only director, out of the nine members of the Board, who is related. Pursuant to the guidelines of the Toronto Stock Exchange ("TSX") an "unrelated director" is a director who is independent of management and is free from any relationship, including business relationships that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Company.

Following the adoption of the *Sarbanes-Oxley Act of 2002* ("SOX") by the American Congress, the Company undertook the review of its corporate governance practices and intends to continue to bring them in line with the requirements of SOX and the rules of the U.S. Securities and Exchange Commission adopted pursuant to SOX, as well as the rules of the exchanges on which securities of the Company are listed, being the TSX and the American Stock Exchange, as new rules come into effect.

The text that follows is a description of the Company's corporate governance practices, which are consistent with the guidelines for effective corporate governance of the TSX, including the modified guidelines proposed by the TSX in April 2002 but which have not come into effect as of the date of this annual report.

Mandate of the Board. The mandate of the Board is to supervise the management of the business and affairs of the Company. It monitors the manner in which the Company conducts its business as well as the senior management responsible for the day-to-day operations of the Company. The Board sets the Company's policies, assesses their implementation by management and reviews the results. In addition to decisions requiring formal approval by the Board pursuant to the law or the Company's articles of incorporation and by-laws, the Board makes all important decisions concerning, among other things, major investments and significant divestitures.

The Board, either directly or through one of its committees, assumes specific responsibility for the following five matters: (i) the adoption of a strategic planning process; (ii) the identification of the principal risks of the Company's business and the implementation of appropriate systems to effectively manage these risks; (iii) the appointing, training, evaluation and monitoring of senior management as well as planning for their succession; (iv) communications with shareholders and the public at large; and (v) the integrity of the Company's internal control and management information systems.

At the end of each fiscal year, the Board receives, analyses and, where appropriate, approves a yearly plan of action and budget for the following fiscal year. Throughout the fiscal year, the Board receives periodic reports in order to monitor the Company's performance with reference to the adopted budget. The directors also consider strategy-related matters, which go beyond operational and financial control issues.

Composition of the Board. The Board is composed of nine members. Of this number, only one, the President and CEO, is an employee of the Company and, as such, is considered to be a related director. All other members of the Board are unrelated directors. The current size of the Board is appropriate to conduct its business effectively, while providing within the Board a range of diverse skills and experience.

Orientation and Education for New Directors. New directors are given the opportunity to familiarize themselves with the Company by visiting the various mining sites and by meeting with other members of the Board and senior management to discuss the business activities of the Company. The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make.

Independence of the Board from Management. The Board can and does act independently of management. The positions of Chairman of the Board and of President and CEO are separate and held by two different persons. The Chairman of the Board is an unrelated director. The President and CEO is not a member of the Audit Committee or the Corporate Governance and Human Resources Committee.

Periodically, the Board holds an "in camera" meeting at which only non-management directors may attend. Unrelated directors may, during any Board meeting, request that management not be present during all or any part of the meeting.

Directors may, at the expense of the Company, retain the services of such independent advisors as they may deem necessary or useful in carrying out their mandate.

Information. The Board receives and has access to the information it needs to fulfill its role. Directors are consulted on the agendas for board and committee meetings and receive complete information booklets in the days prior to meetings. Each committee reports to the Board at the board meeting which follows the committee meeting.

Committees. All committees are created by the Board and report directly to it. There are currently three committees of the Board, which are described below. All committee members are appointed by the Board. The Chairman of a committee is selected by the Board among the members of the relevant committee. The minutes of a committee's meeting as well as the written resolutions passed by it are submitted to the Board.

The **Audit Committee** consists of four directors who are unrelated, according to Canadian Standards, and independent, according to proposed American Standards. All members of the committee are financially literate and at least one member of the committee has accounting or related financial expertise. This committee has the general mandate to review and, if deemed appropriate, recommend the approval of the Company's annual and quarterly financial statements, and management's discussion and analysis of same, to the Board, and more particularly (i) to consider and evaluate all aspects of the Company's financial reporting process, internal control, hedging operations and insurance coverage; (ii) to recommend to the Board the steps to be taken in connection with these four areas; and (iii) to monitor the implementation and administration of policies and guidelines with respect to financial reporting and internal control and review the annual financial statements certification process. In addition, this committee evaluates and monitors the risk management program and reviews for approval all related party transactions.

With respect to the external auditors, the committee ensures that they remain independent of management. The committee reviews the audit plan and its execution, evaluates the auditors' overall performance and makes recommendations regarding their nomination. The committee reviews and approves the audit fees and pre-approves legally permissible non-audit related engagements.

This committee reviews the general policies submitted by the management in connection with financial reporting and internal control; it reviews and evaluates public financial reports, the work of outside auditors, the structure of the accounting and internal control department and the efficiency of the records and systems used. Based on its review, this committee makes recommendations to the Board.

The **Corporate Governance and Human Resources Committee** consists of four unrelated directors. This committee is responsible for monitoring corporate governance and human resource matters. This committee reviews the general policies submitted by the management in connection with corporate governance and human resources and monitors the implementation and administration of policies and guidelines with respect to these two areas. It reviews and evaluates (i) the independence and performance of the Board and its committees, as well as the contribution of each director, and director succession planning; and (ii) compensation, fringe benefits, financial incentives and retirement plans as well as any matter concerning the proper implementation of human resource policies and programs. Based on its review, this committee makes recommendations to the Board.

The **Safety and Sustainability Committee** consists of four directors, including three unrelated directors and one related director. This committee reviews the general policies submitted by the Company's management in connection with occupational health, safety and training, corporate social responsibility and the environment and receives reports on such matters from management. It reviews and evaluates practices, plans and programs related to occupational health, safety and training, corporate social responsibility and the environment. Based on its review, this committee makes recommendations to the Board.

Board's Expectations of Management. The Board expects management to assume responsibility for the day-to-day operations of the Company while staying within authorized business limits and conforming to the strategic plan, operating budget and various corporate policies approved by the Board. The Board expects to be regularly informed by management of the results obtained, the progress achieved, any business opportunities which may arise and any difficulties encountered. The Board also expects management to submit for its approval alternative plans and strategies to be implemented based on the actual economic and market conditions.

The Board's main expectation of management is that it will act with a view to the best interests of the Company and ensure long term enhancement of shareholder value.

Ethics. The Company has a code of ethics and policies relating to ethics that apply to all employees of the Company. In addition, the Company has a specific code of ethics governing financial reporting officers which complies with the requirements of SOX.

Communications with Shareholders. The Company communicates with its shareholders, investors and the financial community on a regular basis through quarterly reports, annual reports and press releases. The Company's disclosure policy provides for the timely, factual and accurate disclosure of all material information in order to keep shareholders and all other stakeholders informed about the Company's activities and business. The Company has put in place a shareholder relations program as well as an investor relations and communications program through which the Company can answer the questions and concerns raised by shareholders and investors and efficiently communicate with them as well as with the public at large. Any shareholder who wishes to communicate with the Company may do so directly through the investor relations department.

The Company's information circular for the May 2003 Annual Meeting of Shareholders contains a table comparing the guidelines for effective corporate governance of the TSX with the practices of the Company.

BOARD OF DIRECTORS

GUY G. DUFRESNE (1,2)
Outremont, Québec
Chairman of the Board, Cambior Inc.
President and Chief Executive Officer,
Québec Cartier Mining Company

ALEXANDER G. BALOGH (2)
Oakville, Ontario
Director of companies

GRAHAM FARQUHARSON (2,3)
Toronto, Ontario
President,
Strathcona Mineral Services Limited

MICHEL GAUCHER (3)
Montréal, Québec
Chairman of the Board,
Dynamis Group Inc.

LOUIS P. GIGNAC (3)
Brossard, Québec
President and Chief Executive Officer,
Cambior Inc.

JOHN W.W. HICK (1)
Toronto, Ontario
President and Chief Executive Officer
Geomaque Explorations Ltd.

DAVID MOSHER (1,2)
Oakville, Ontario
President and Chief Executive Officer,
High River Gold Mines Limited

ROBERT NORMAND (1,3)
Rosemère, Québec
Director of companies

HIROSHI OTSUKA
Chiba, Japan
Controller
Jipangu Inc.

BOARD COMMITTEES

(1) Audit Committee
(2) Corporate Governance and Human Resources Committee
(3) Safety and Sustainability Committee

Officers, Senior Management and Key Addresses

OFFICERS

Guy G. Dufresne
Chairman of the Board of Directors

Louis P. Gignac
President and Chief Executive Officer

Réjean Gourde
Senior Vice President, Guiana Shield

Raynald Vézina
Senior Vice President, Canada

Normand Bédard
Vice President, Human Resources

Pierre Béliveau
Corporate Controller

Bryan A. Coates
Vice President, Finance
and Chief Financial Officer

Marc Dagenais
Vice President, Legal Affairs
and Corporate Secretary

Robert Ménard
Vice President,
Projects and Construction

Serge Vézina
Vice President, Industrial Engineering
and Environment

SENIOR MANAGEMENT

Elzéar Belzile
Manager – Mining Geology

Marie-France Bugnon
Manager – Exploration – Canada

Denis Cimon
Manager – Milling – OMAI Gold
Mines Limited

Yoland Dubé
Manager – Doyon Mine

Claude Dufresne
Marketing Manager – Niobium

Gerald Fountain
Project Manager – Carlota

André Gauthier
Manager – Exploration – Andes

Patrick Godin
Manager – Mouska Mine

Denis Gourde
Manager – Sleeping Giant Mine

Michael Gustin
Manager – Exploration
– Guiana Shield

Claude Imbeault
Manager – Camroc

Robert LaVallière
Manager – Investor Relations and
Communications

Luc Lessard
Project Manager – Construction Group

Robert Marchand
Manager – Mining Engineering

Norman G. McLean
Manager – Public Affairs – OMAI Gold
Mines Limited

Denis Miville-Deschênes
General Manager – Rosebel Project

Bertrand Potvin
General Manager – Doyon Division

Marc Robert
Manager – Taxation and Insurance

Robert C. Walish
General Manager – OMAI Gold
Mines Limited

KEY ADDRESSES

CAMBIOR INC.
Executive Office:
1111 St. Charles Street West
Suite 750, East Tower
Longueuil, QC J4K 5G4
Canada
Telephone: (450) 677-0040
Fax: (450) 677-3382

**Canadian Operations and
Registered Head Office:**
1075 – 3e Avenue Est
C.P. 9999
Val-d'Or, QC J9P 6M1
Canada
Telephone: (819) 825-0211
Fax: (819) 825-2815

Doyon Mine
C.P. 970
Rouyn-Noranda, QC J9X 5C8
Canada
Telephone: (819) 759-3611
Fax: (819) 759-3342

Mouska Mine
100, chemin de la Pause
Cadillac, QC J0Y 1C0
Canada
Telephone: (819) 759-3664
Fax: (819) 759-3665

Sleeping Giant Mine
Km 118, Route 109 Nord
Amos, QC J9P 3A3
Canada
Telephone: (819) 825-0340
Fax: (819) 732-5019

Niobec Mine
3400, chemin du Columbium
St-Honoré-de-Chicoutimi, QC G0V 1L0
Canada
Telephone: (418) 673-4694
Fax: (418) 673-3179

**OMAI Gold Mines Limited
Administrative Office:**
176-D Middle Street
Cummingsburg
P.O. Box 12249
Georgetown
Guyana
Telephone: (592-22) 66-463
Fax: (592-22) 66-468
Site Telephone: (592-22) 73-810
Site Fax: (592-22) 73-813

Rosebel Gold Mines N.V.
Herenstraat NR 8
Paramaribo, Suriname
Telephone: (597) 422-741
Fax: (597) 478-447
Site Telephone: (597) 325-115

Sociedad Minera Cambior Peru S.A.
Av. Jose Casimiro Ulloa, nº 312
Urbanizacion San Antonio, Miraflores
Lima 18
Peru
Telephone: (51-1) 444-8282
Fax: (51-1) 446-9803

2002 TRADING INFORMATION

CAMBIOR (CBJ)	Quarter	Volume (in millions)	High	Low	Close
			Cdn $ per share		
TORONTO STOCK EXCHANGE (TSX)	First	18.2	1.78	0.67	1.65
	Second	48.8	2.63	1.65	1.68
	Third	32.3	2.02	1.00	1.55
	Fourth	38.7	2.43	1.12	2.25
	Full year	138.0	2.63	0.67	2.25

SHARE PRICE – CBJ*


Cdn $
2.50
2.00
1.50
1.00
0.50
$0.71
$2.25
$2.03
Feb. 11
J
F
M
A
M
J
J
A
S
O
N
D
J
F
2002
2003

* Closing price on the TSX

CAMBIOR (CBJ)	Quarter	Volume (in millions)	High	Low	Close
			US $ per share		
AMERICAN STOCK EXCHANGE (AMEX)	First	3.6	1.10	0.43	1.04
	Second	14.8	1.79	1.00	1.13
	Third	6.1	1.30	0.60	1.00
	Fourth	8.7	1.57	0.70	1.43
	Full year	33.2	1.79	0.43	1.43

Total volume (TSX and AMEX): 171.2 million

Cambior's warrants, CBJ.WT and CBJ.WT.B, trade on the TSX. Each CBJ.WT warrant entitles the holder to purchase one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. Each CBJ.WT.B warrant entitles the holder to purchase one common share of Cambior at a price of Cdn $3.00 until November 24, 2003.

CONVERSION TABLE

Metric System		Imperial System
1 metre (m)	=	3.2808 feet (ft)
1 kilometer (km)	=	0.6214 mile (mi)
1 square kilometer (km^2)	=	0.3861 square mile (mi^2)
1 gram (g)	=	0.0322 troy ounce (oz)
1 kilogram (kg)	=	2.2046 pounds (lb)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

SYMBOLS USED

Ag = Silver
Au = Gold
Cu = Copper
FeNb = Ferroniobium
Nb = Niobium
Nb_2O_5 = Niobium pentoxide (pyrochlore)

Shareholder Information

The Annual General Meeting of Shareholders will be held at 11:00 am on Friday, May 9, 2003, at the Marriott Château Champlain in Montréal, Québec.

A copy of the Annual Information Form is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department at the Longueuil office, or can be downloaded directly from the Company's website, www.cambior.com, or the SEDAR – System for Electronic Document Analysis and Retrieval – website, www.sedar.com.

Un exemplaire français du présent rapport annuel est disponible sur demande. Il suffit de s'adresser au service des Relations avec les investisseurs au bureau de Longueuil.

For address changes or to receive a copy of the annual report, please contact:
Transfer Agent and Registrar
CIBC Mellon Trust Company
2001 University Street, 16th Floor
Montréal, Québec H3A 2A6
Canada
Telephone: (514) 285-3552
Toll-free: 1-800-387-0825

Co-Transfer Agent and Co-Registrar in the United States
Computershare Trust Company of New York
Wall Street Plaza
88 Pine Street
New York, NY 10005 USA
Telephone: (212) 701-7600

Auditors
Raymond Chabot Grant Thornton

Investor Relations and Shareholder Information
Robert LaVallière
Manager, Investor Relations
Telephone: (450) 677-2699
Fax: (450) 677-3382
robert_lavalliere@cambior.com
info@cambior.com

The Company invites shareholders and interested parties to visit our website for updated information on the Company's mines and projects, presentations and current news.

www.cambior.com

Design

Group 3 Design Communication

Printing

Quebecor World Graphique-Couleur

Typography

Centre Typo

Paper

The cover page and editorial section of this Annual Report are printed on acid free and recyclable LUNA paper from Domtar. The financial section is printed on acid free Domtar Colors paper containing 20% post consumer fibers.


Domtar



CAMBIOR INC.
1111 Saint-Charles Street West
East Tower, Suite 750
Longueuil, Québec
J4K 5G4
Telephone : (450) 677-0040
Fax : (450) 677-3382
www.cambior.com

Legal deposit – 2nd Quarter 2003
Bibliothèque nationale du Québec
ISBN 2-921658-41-0

Printed in Canada